EXHIBIT 2.1
This Sale and Purchase Agreement has been filed to provide investors with information regarding its terms. It is not intended to provide any other factual information about Titanium Asset Management Corp., Wood Asset Management Inc., or the Selling Parties (as defined within this Sale and Purchase Agreement). The representations and warranties of the parties in this Sale and Purchase Agreement were made to, and solely for the benefit of, the other parties. The assertions embodied in the representations and warranties are qualified by information included in disclosure schedules exchanged by the parties that may modify or create exceptions to the representations and warranties. Accordingly, investors should not rely on the representations and warranties as characterizations of the actual state of facts at the time they were made or otherwise.
SALE AND PURCHASE AGREEMENT
among
TITANIUM ASSET MANAGEMENT CORP.
WOOD ASSET MANAGEMENT INC.
and
THE SELLING PARTIES (as defined herein)
Dated as of September 5th, 2007

TABLE OF CONTENTS

ARTICLE I SALE AND PURCHASE OF EQUITY INTERESTS		1
1.1	Sale of Equity Interests	1
1.2	Closing	1

ARTICLE II CONSIDERATION		2
2.1	Aggregate Purchase Price	2
2.2	Purchase Price	2
2.3	Earn Out Payments	2
2.4	Revenue Bonus	2
2.5	Calculation Mechanics	3

ARTICLE III REPRESENTATIONS AND WARRANTIES		4
3.1	Representations and Warranties Concerning Company	4
3.2	Representations and Warranties Concerning the Selling Parties	19
3.3	[Intentionally left blank]	21
3.4	Representations and Warranties Concerning Buyer	21

ARTICLE IV COVENANTS		24
4.1	Selling Parties’ and Company’s Covenants	24
4.2	[Intentionally left blank]	30
4.3	Buyer’s Covenants	30
4.4	Mutual Covenants	31
4.5	Restrictive Covenants	33

ARTICLE V CONDITIONS PRECEDENT TO THE CLOSING		36
5.1	Conditions to Each Party’s Obligations	37
5.2	Conditions to Buyer’s Obligations	37
5.3	Conditions to Selling Parties’ Obligations	40

ARTICLE VI TERMINATION		41
6.1	Termination. This Agreement may be terminated before the Closing Date:	41
6.2	Effect of Termination	42

ARTICLE VII INDEMNIFICATION		42
7.1	Indemnification to Buyer	42
7.2	Indemnification to the Selling Parties	43
7.3	Third Party Claims	44
7.4	Limitation of Liability	45
7.5	Subrogation	49
7.6	Payment Option of Selling Parties	49
7.7	Expiration of Representations and Warranties; Scope of Liability	49

ARTICLE VIII MISCELLANEOUS		50
8.1	Fees and Expenses	50
8.2	Notices	51

i

8.3	Headings and Section, Schedule and Exhibit References	52
8.4	Entire Agreement	52
8.5	Counterparts	52
8.6	Governing Law	52
8.7	Binding Effect	52
8.8	No Third-Party Beneficiaries	52
8.9	Amendment; Waivers	52
8.10	Severability	53
8.11	Tax Matters	53
8.12	Sellers’ Representative	53
8.13	Limitation on Damages	54
8.14	Assignment; Successors	54

ARTICLE IX DEFINITIONS		54
9.1	Definition of Certain Terms	54
9.2	Other	67

Exhibits

Exhibit A	Selling Parties, Selling Members, Interests etc.

Exhibit B	Form of Client Consent (Written Consent Required)

Exhibit C	Form of Client Consent (Implied Consent Clients)

Exhibit D	Form of Wrap Sponsor Consent

Exhibit E	Form of Lock-in Deed

Exhibit F	Certain Employee-Related Information

Exhibit G	Consent of Board of Directors

Exhibit H	Form of Company’s Counsel Legal Opinion

Exhibit I	Form of Section 1445(a) Certificate

Exhibit J	Form of Section 1445(a) Certificate

Exhibit K	Form of Release

Exhibit L	Form of Buyer’s Counsel Opinion

Exhibit M	Form of Employment Agreement

Schedules

Schedule 3.1.4	Company Conflicts

ii

Schedules

Schedule 3.1.5	Title Matters

Schedule 3.1.6	Company Consents

Schedule 3.1.8(a)	Employee Benefit Plans

Schedule 3.1.8(a)(iv)	Plan Funding Matters

Schedule 3.1.8(b)(i)	ERISA Clients

Schedule 3.1.8(d)	Company Employees

Schedule 3.1.10	Company Tax Matters

Schedule 3.1.12	Undisclosed Liabilities

Schedule 3.1.13	Contract Matters

Schedule 3.1.14	Intellectual Property Matters

Schedule 3.1.15	Registrations and Regulatory Filings

Schedule 3.1.16(a)	Clients

Schedule 3.1.18	Company Litigation

Schedule 3.1.19	Compliance with Laws

Schedule 3.1.20	Affiliate Transactions

Schedule 3.1.21	Insurance Policies

Schedule 3.1.22	Conduct of Business

Schedule 3.1.23	Offices

Schedule 3.1.24	Safe Deposit Boxes and Bank Accounts

Schedule 3.1.25	Real Property Matters

Schedule 3.1.27	Wrap Programs

Schedule 3.4.3	Buyer Consents

Schedule 3.4.11	Buyer Competitive Restrictions

iii

SALE AND PURCHASE AGREEMENT
     SALE AND PURCHASE AGREEMENT, dated as of September 5th, 2007, among Titanium Asset Management Corp., a Delaware corporation (“Buyer”), the parties identified as Selling Parties on Exhibit A hereto (the “Selling Parties”) and Wood Asset Management Inc., a Florida corporation (“Company”). Capitalized terms used in this Agreement and not otherwise defined have the meanings specified in Section 9.1.
RECITALS
     WHEREAS, Company is an investment adviser providing investment advisory and related services to various clients, including separately managed fixed income accounts, (the “Business”);
     WHEREAS, the Selling Parties identified as Selling Members on Exhibit A hereto (the “Selling Members”), own all of the common stock, par value $0.01 per share, of the Company (“Interests”);
     WHEREAS, for the Purchase Price, and on the terms and conditions specified in this Agreement, on the Closing Date the Selling Members (identified on Exhibit A) wish to sell to Buyer, and Buyer wishes to buy from the Selling Members, all of the Interests held by the Selling Members (the “Purchased Interests” or “Purchased Equity”); and
     NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements herein contained and other valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties do hereby covenant and agree as follows:
ARTICLE I
SALE AND PURCHASE OF EQUITY INTERESTS
     1.1 Sale of Equity Interests. Subject to and in accordance with the terms and conditions in this Agreement, at the Closing the Selling Members will sell to Buyer (or its designated Subsidiary), and Buyer (or its designated Subsidiary) will buy from the Selling Members, the Purchased Interests free and clear of all Liens and other Adverse Claims. The foregoing purchase and sale of the Purchased Interests shall be for the aggregate Purchase Price.
     1.2 Closing. The closing of the sale and purchase of the Purchased Equity (“Closing”) shall take place at the offices of Mintz Levin Cohn Ferris Glovsky and Popeo, P.C., Chrysler Center, 666 Third Avenue, New York, New York, at 10:00 a.m. on the fifth Business Day after the conditions set forth in Article V have been satisfied or waived in accordance with the terms of this Agreement or at such other time and place as Buyer and Company mutually agree (“Closing Date”). Subject to the provisions of Article VI below, failure to consummate the sales and purchases provided for in this Agreement on the date and time, and at the place, determined pursuant to the foregoing provisions of this Section 1.2 shall not result in the termination of this Agreement and shall not relieve any Party of any obligation under this Agreement; provided, however, that (i) such failure occurred despite good faith efforts of the Parties to this Agreement, and (ii) the Closing occurs on the next Friday (which is a Business

Day) after the date of such failure to close or at such other time as Buyer and Company mutually agree.
ARTICLE II
CONSIDERATION
     2.1 Aggregate Purchase Price. Notwithstanding any provision in this Agreement to the contrary, the aggregate Purchase Price to be paid by Buyer shall in no event exceed $31,500,000.
     2.2 Purchase Price. Subject to the terms and conditions in this Agreement, Buyer shall pay the Purchase Price, by wire transfer of immediately available funds to the account specified by the Sellers’ Representative to Buyer in the case of a cash payment, not less than three Business Days prior to the Closing or other applicable payment due date (for distribution by the Sellers’ Representative to the Selling Parties in accordance with each Selling Party’s applicable Pro Rata Share, at such times, in such manner, and in such amounts, as specified in this Section 2.2. At the Closing, Buyer shall deliver $27,500,000 in cash and such number of shares of common stock, par value $0.0001 per share, of Buyer (“Buyer Common Stock”) equal to $4,000,000 (each such share to be valued at $5.50 per share which will be the approximate cash value per share in Buyer’s trust account before any acquisitions are made after the closing of Buyer’s public offering) (the “Closing Date Amount”) to the Sellers’ Representative.
     2.3 Earn Out Payments. Buyer shall pay an amount up to $4,000,000 to Mr. Gary Wood (“Mr. Wood”), or his designee, as earn out payments (“Earn Out Payment”) as follows:
          (a) Buyer shall pay to Mr. Wood the Second Anniversary Payment, if any, at the times and in the amounts required pursuant to Section 2.5.
          (b) Buyer shall pay to Mr. Wood the Fourth Anniversary Payment, if any, at the times and in the amounts required pursuant to Section 2.5.
     2.4 Revenue Bonus. Buyer shall pay an amount up to $2,000,000 to Mr. Wood, or his designee, as a bonus for revenue growth (“Revenue Bonus”) as follows:
          (a) Buyer shall pay to Mr. Wood $1,000,000 if Net Investment Advisory Revenues attributable to Clients and the Business for the period from January 1, 2008 through December 31, 2008 (“First Revenue Bonus Date”) are greater than $9,000,000, at the times and amounts required pursuant to Section 2.5 (“First Revenue Bonus Payment”).
          (b) Buyer shall pay to Mr. Wood $1,000,000 if Net Investment Advisory Revenues attributable to Clients and the Business for the period from January 1, 2010 to December 31, 2010 (“Second Revenue Bonus Date”) are greater than $12,500,000, at the times and in the amounts requested pursuant to Section 2.5 (“Second Revenue Bonus Payment”).

     2.5 Calculation Mechanics.
          (a) Within 40 Business Days after the First Revenue Bonus Date, Second Revenue Bonus Date, Second Anniversary Date and Fourth Anniversary Date, as applicable, Buyer shall (i) prepare in good faith, and deliver to Mr. Wood, a statement (together with reasonably detailed supporting calculations and financial information) showing the amount of the First Revenue Bonus Payment, Second Revenue Bonus Payment, Second Anniversary Payment or Fourth Anniversary Payment, as applicable, that has been earned and is due and payable under Sections 2.4(a) and (b) and Sections 2.3(a) and (b), respectively, and (ii) pay the amount of such Contingent Payment to an account to be specified in writing by Mr. Wood to Buyer on or prior to the 37th Business Day after the First Revenue Bonus Date, Second Revenue Bonus Date, Second Anniversary Date and Fourth Anniversary Date.
          (b) Buyer shall cause Company, and its advisors, counsel and accountants, to give Mr. Wood, and Mr. Wood’s advisors, counsel and accountants, reasonable access to Company’s books, records and personnel needed to enable Mr. Wood to review on a fully-informed basis the determination of the First Revenue Bonus Payment, Second Revenue bonus Payment, Second Anniversary Payment and Fourth Anniversary Payment.
          (c) As soon as practicable, but not later than 15 Business Days after receiving a statement from Buyer contemplated in Section 2.5(a) above, Mr. Wood will notify Buyer of any dispute with respect to the calculations of the First Revenue Bonus Payment, Second Revenue Bonus Payment, Second Anniversary Payment or Fourth Anniversary Payment, as applicable, specifying the dispute in reasonable detail. If Mr. Wood does not notify Buyer of a dispute within this period, or if Mr. Wood notifies Buyer that Mr. Wood agrees with Buyer’s calculations with respect to the First Revenue Bonus Payment, Second Revenue Bonus Payment, Second Anniversary Payment or Fourth Anniversary Payment, as applicable, then Buyer’s calculations as delivered to Mr. Wood shall be final and binding.
          (d) If Mr. Wood timely notifies Buyer of a dispute under Section 2.5(c), and the dispute is not resolved within 10 Business Days after the date of such notice:
     (i) Mr. Wood or Buyer, upon notice to the other, may require that the dispute shall be referred for resolution to an Accounting Firm agreed upon at the time by Mr. Wood and Buyer (which agreement shall not be unreasonably withheld or delayed) (the “Designated Accounting Firm”);
     (ii) if Mr. Wood or Buyer requires the dispute to be referred to the Designated Accounting Firm, Mr. Wood and Buyer shall use their commercially reasonable efforts to cause the Designated Accounting Firm to issue within 30 Business Days after its selection a written report stating its resolution of the dispute selecting either Buyer’s determination of the applicable Contingent Payment, Mr. Wood’s determination of the applicable Contingent Payment or an amount in between the two;
     (iii) if Mr. Wood or Buyer requires the dispute to be referred to the Designated Accounting Firm, upon the Designated Accounting Firm issuing its written report, the amount of the First Revenue Bonus Payment, Second Revenue Bonus Payment, Second Anniversary Payment or Fourth Anniversary Payment, as applicable, determined by the Designated Accounting Firm, shall be final and binding;
     (iv) if Mr. Wood or Buyer requires the dispute to be referred to the Designated Accounting Firm, Mr. Wood on the one hand, and Buyer, on the other hand, shall each pay one-half of the Designated Accounting Firm’s fees and expenses; and
     (v) if an amount in excess of the undisputed portion of the First Revenue Bonus Payment, Second Revenue Bonus Payment, Second Anniversary Payment or Fourth Anniversary Payment, as applicable, that was paid by Buyer in accordance with Section 2.5(a) above is finally agreed or determined to be payable by Buyer to Mr. Wood, Buyer shall pay such excess amount to Mr. Wood in accordance with Section 2.2 above within five Business Days of such final agreement or determination.
ARTICLE III
REPRESENTATIONS AND WARRANTIES
     3.1 Representations and Warranties Concerning Company. Company represents and warrants to Buyer as follows:
          3.1.1 Organization; Authority.
          (a) Power to Enter into the Agreement: Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Florida. Company has the corporate power and authority to execute and deliver this Agreement and each other document to be executed and delivered by it under this Agreement, to perform its obligations under such documents and to consummate the Transactions.
          (b) Authorization of the Agreement: Company has (or, by the time of execution and delivery, will have), by requisite corporate action, authorized the execution, delivery and performance of this Agreement and each other document to be executed and delivered by it under this Agreement, and the consummation of the Transactions in accordance with Applicable Law and its organizational documents. Company has given Buyer evidence of such approval in a form reasonably satisfactory to Buyer.
          (c) Execution of the Agreement: Company has (or, by the time of execution and delivery, will have) duly executed and delivered this Agreement and each other document to be executed and delivered by it under this Agreement.
          (d) Agreement Binds Company: This Agreement and each other document to be delivered by Company under this Agreement constitutes (or, when executed and delivered, will constitute) the valid and legally binding obligation of Company, enforceable against it in accordance with its terms (such enforceability being subject to applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting creditors’ rights generally and to general principles of equity, regardless of whether enforcement is sought in a proceeding in equity or at law).
          (e) Power to Carry on Business: Company has the power and authority and possesses the rights, licenses, registrations, authorizations and other approvals, governmental or otherwise, necessary to, and to entitle it to, own, lease or otherwise hold its properties and assets, and to carry on its business as currently conducted in all material respects. Company is duly qualified, licensed or registered to transact business and is in good standing in each jurisdiction in which it owns or leases properties, or otherwise does business, except where the failure to be so qualified or authorized would not, individually or in the aggregate, have a Company Material Adverse Effect.
          3.1.2 Interests.
          (a) Exhibit A states the Interests, which are all the ownership, profit, or other interests that are authorized and that are issued by Company and outstanding, and the Persons owning of record such interests. All such interests are owned free and clear of all Liens and other Adverse Claims.
          (b) Except for the Existing Charter and the other Charter Documents (which shall be executed prior to or upon the Closing as contemplated in Section 5.1.3 below), there are no agreements, commitments or arrangements to which Company is a Party establishing or affecting any of the Members’ Interests or any of their rights and obligations as members of Company. Except for the Existing Charter and the other Charter Documents (which shall be executed prior to or upon the Closing as contemplated in Section 5.1.3 below), there are no outstanding options, warrants or other Rights to buy, or any securities convertible into or exercisable or exchangeable for, Interests or other ownership, profit or interests in, or securities of, Company (or any agreements, commitments or arrangements to issue such Rights or securities) issued or granted by Company.
          3.1.3 Subsidiaries. Company does not have any Subsidiaries.
          3.1.4 No Conflicts. Except as stated on Schedule 3.1.4, Company’s execution, delivery and performance of this Agreement, and of each other document to be delivered by it under this Agreement, and the consummation of the Transactions, will not:
          (a) conflict with, or result in a breach of, a provision of the Existing Charter, the other Charter Documents or Company’s other organizational documents;
          (b) conflict with, or result in a breach of, a provision of a contract, agreement or undertaking to which it is a party, or by which it or any of its assets or properties is bound (except to the extent that Client Consents are required under Section 4.1.5); or
          (c) give rise to a right of termination, cancellation, amendment or acceleration of an obligation or loss of a benefit affecting, or result in the imposition of any Liens on, any of its assets (except to the extent that Client Consents are required under Section 4.1.5).

          3.1.5 Ownership of Company’s Assets. Except as stated on Schedule 3.1.5, Company has good and marketable title to, or a valid leasehold in, its assets, in each case free and clear of Liens except: (a) Liens for Taxes or assessments or other governmental charges not yet due and payable; (b) pledges or deposits of money securing statutory obligations under workmen’s compensation, unemployment insurance, social security or public liability laws or similar legislation; (c) pledges or deposits of money securing bids, tenders, contracts or leases to which Company is a party as lessee made in the ordinary course of business; (d) inchoate and unperfected landlords’, workers’, mechanics’ or similar Liens arising in the ordinary course of business, so long as such Liens attach only to equipment, fixtures or real property of Company; (e) carriers’, warehousemen’s, suppliers’ or other similar possessory Liens arising in the ordinary course of business; (f) deposits securing, or in lieu of, surety, appeal or customs bonds in proceedings to which Company is a party; (g) Liens presently existing or hereafter created pursuant to any agreements or commitments evidencing, or entered into by Company in connection with, Indebtedness of Company to be paid and discharged at Closing; (h) statutory Liens arising in the ordinary course of business; and (i) the ownership interests of the lessor or licensor of leased assets or licensed Intellectual Property, the terms of the lease agreement or license and Liens on the ownership interests of the lessor or licensor in such leased assets or licensed Intellectual Property (collectively, “Permitted Liens”).
          3.1.6 Consents; Governmental Approvals. Except for (w) Consents listed on Schedule 3.1.6, (x) Client Consents, and (y) amendments required to be made to Company’s Form ADV after the Closing Date to reflect the Transactions, Company does not need any Consent or Governmental Approval in connection with Company:
     (i) executing and delivering this Agreement and each other document to be executed and delivered by it under this Agreement;
     (ii) performing its obligations under this Agreement and each other document to be executed and delivered by it under this Agreement; and
     (iii) consummating the Transactions.
          3.1.7 Brokers. Neither Company nor any of its Affiliates has incurred or will incur any Liability for a fee or commission to a broker, finder, investment banker or other intermediary in connection with the Transactions.
          3.1.8 ERISA and Related Matters.
          (a) Company Employee Benefit Plans:
     (i) Schedule 3.1.8(a) lists each “employee benefit plan” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and each employment, consulting, bonus, incentive or deferred compensation, vacation, tuition reimbursement, employee discount, expense reimbursement, allowance, severance, termination, retention, change of control, stock option or other equity-based, performance or other employee or retiree benefit or compensation plan maintained or established by Company for the benefit of any current or former

Employee of Company or the beneficiaries or dependents of such a Person, whether written or oral, (collectively, the “Plan”).
     (ii) Company has made available to Buyer, with respect to each Plan and to the extent applicable, complete and correct copies of the Plan documents in effect; any trust agreements, insurance contracts or other funding arrangements in effect; the two most recent actuarial and trust reports; any communications relating to any audits, investigations, examinations or other Litigation involving, and any other material communications received from or sent to, the IRS, the Pension Benefit Guaranty Corporation or the DOL; the two most recent IRS Forms 5500 and the related schedules to them; the most recent IRS determination letter; the current summary plan descriptions; and any amendments and modifications to any such document.
     (iii) Each Plan intended to be qualified under Section 401(a) of the Code, and the trust (if any) forming a part of such Plan, is so qualified and has received a favorable determination letter from the IRS as to its qualification under the Code and to the effect that any trust forming a part of the Plan is exempt from taxation under Section 501(a) of the Code. To Company’s Knowledge, nothing has occurred since the date of any such determination letter that has adversely affected, or could reasonably be expected to adversely affect, the relevant Plan’s qualification or tax-exempt status.
     (iv) No Plan is subject to Section 302 of ERISA or Section 412 of the Code. Except as disclosed on Schedule 3.1.8(a)(iv), all contributions, premiums and expenses payable to or in respect of any Plan or the operation or administration of a Plan (whether pursuant to the terms of any Plan or required by Applicable Law) relating to a period on or before the date of this Agreement and the Closing Date have been paid.
     (v) No Plan is a “multiemployer plan” (as defined in Section 3(37) of ERISA).
     (vi) No Plan provides life insurance or medical benefits (whether or not insured) with respect to Employees or former Employees of Company after retirement or other termination of service except as mandated by Applicable Law.
     (vii) Each of the Plans has been operated and administered in all material respects in compliance with its terms, Applicable Law (including ERISA and the Code) and all applicable collective bargaining agreements. There are no pending, or to Company’s Knowledge threatened, claims, actions, investigations, proceedings or other Litigation by or on behalf of a Plan, a Governmental Authority, an Employee of Company or otherwise, involving a Plan or its assets (except routine claims for benefits).

     (viii) The execution, delivery and performance of this Agreement, and the consummation of the Transactions, will not result in the payment, vesting or acceleration of any benefit under any Plan.
          (b) ERISA and Other Plan Clients:
     (i) Schedule 3.1.8.(b)(i) lists, as of the Base Date, and will list as of three (3) Business Days prior to the Closing Date, each Client that has represented to Company that it is an “employee benefit plan”, as defined in Section 3(3) of ERISA, that is subject to Title I of ERISA, or a Person acting on behalf of such a plan (“ERISA Client”). The accounts of each ERISA Client have been managed by Company in material compliance with the applicable requirements of ERISA. Schedule 3.1.8(b)(i) lists each Client that is not an ERISA Client and has represented to Company that it is a “plan,” as defined in Section 4975(e) and subject to Section 4975 of the Code, or a Person acting on behalf of such a plan (“Plan Client”).
     (ii) Company has delivered or made available to Buyer each agreement (whether written or oral) in effect entered into by Company with an ERISA Client under which Company has agreed with the ERISA Client to:
     (A) execute securities transactions;
     (B) provide other goods or services; or
     (C) buy, sell, exchange or swap securities or other economic interests in securities or derivatives of securities (including rights to receive or obligations to pay interest or principal under a debt obligation or rights to receive or obligations to pay interest or principal denominated in a particular security).
          (c) Disqualification: To Company’s Knowledge, no basis exists such that Company or any of its Employees would become subject to disqualification from serving in any capacity described in Section 411(a) of ERISA by virtue of Section 411 of ERISA.
          (d) Employees: Schedule 3.1.8(d) lists the current Employees of Company, their respective base salaries or wages, and their dates of employment and positions.
          3.1.9 Labor Matters. Company is not a party to or bound by any collective bargaining or similar agreements or work rules or practices agreed to with any labor unions or employee associations. There are no labor unions or other organizations representing (or purporting or attempting to represent) any Employees of Company.
          3.1.10 Taxes. Except as set forth on Schedule 3.1.10, (i) Company has duly filed with the appropriate Governmental Authority all of the Tax Returns required to have been filed by it; (ii) no outstanding waiver of any statute of limitations relating to Taxes has been executed or given by Company; (iii) Company has paid all Taxes it was required to pay, other than those currently payable without penalty or interest; (iv) Company has withheld and paid over all Taxes required to have been withheld in connection with amounts paid or owing to any employee, creditor, independent contractor or third party; (v) to Company’s Knowledge, no Tax Return of Company is currently under audit by any taxing authority; and (vi) neither the IRS nor any other taxing authority has asserted to Company in writing, or to Company’s Knowledge, is currently threatening to assert against Company, any outstanding deficiency or claim for additional Taxes.
          3.1.11 Financial Statements; No Material Adverse Effect.
          (a) Company has delivered to Buyer copies of its audited financial statements for the fiscal year ended December 31, 2004, 2005 and 2006, together with the corresponding auditor’s reports to Company prepared by its independent outside auditors. Company has also delivered to Buyer copies of its unaudited financial statements as June 30, 2007 (including a statement of income, balance sheet and statement of cash flows). These audited and unaudited financial statements (the “Financial Statements”) have been prepared in accordance with GAAP applied on a consistent basis throughout the period indicated and with other such financial statements and present fairly Company’s financial position in all material respects as of the specified date and results of Company’s operations and cash flows and corresponding changes in the value of Members’ equity interests in all material respects for the specified period, subject, in the case of the interim financial statements, to year-end audit adjustments and the absence of footnotes.
          (b) Since December 31, 2005, there has not been any Company Material Adverse Effect.
          3.1.12 No Undisclosed Liabilities. Except as specifically disclosed on Schedule 3.1.12, Company does not have any Liabilities or obligations of any nature, whether known or unknown, absolute, accrued, fixed, conditional, contingent, determined or determinable, or otherwise and whether due or to become due, except for Liabilities and obligations that:
     (i) were specifically disclosed or reserved against on the balance sheet included in the unaudited Financial Statements for the financial year ended December 31, 2006 or specifically disclosed in the notes to that balance sheet (but, in either case, only to the extent so disclosed or reserved against);
     (ii) were incurred in the ordinary course of business, and individually or in the aggregate have not had, and could not reasonably be expected to have, a Company Material Adverse Effect;
     (iii) are contemplated by this Agreement or are set forth on the Schedules hereto or which are exempt from disclosure in such Schedules pursuant to the terms of the applicable provisions requiring disclosure on such Schedules, including pursuant to knowledge qualifiers, materiality qualifiers and dollar thresholds; or
     (iv) arise under Investment Advisory Contracts entered into in the ordinary course of business after the date of the most recent statement of financial condition included in the Financial Statements, and individually or in the aggregate have not had, and could not reasonably be expected to have, a Company Material Adverse Effect.
          3.1.13 Contracts. Schedule 3.1.13 sets forth a list of all written Contracts, or a description of any oral Contracts, to which Company is a party, by which it is bound or to which Company is subject, except (a) any Contract (other than an Investment Advisory Contract) that does not require payment by any party thereof of more than $15,000, (b) any Contract (other than an Investment Advisory Contract) that is terminable by Company upon ninety (90) days’ notice or less without the payment of any penalty or termination fee, (c) any Contract entered into, after the date hereof and prior to Closing, with Buyer or with any other Person in connection with any transaction contemplated by this Agreement, (d) any Contract entered into in the ordinary course of business after the date hereof and prior to the Closing, and (e) any Contract listed in any other Schedule to this Agreement (provided that such Schedule is cross-referenced on Schedule 3.1.13). Company has delivered or made available to Buyer true and correct copies of all Contracts (including all exhibits, schedules and amendments) listed on Schedule 3.1.13 or another Schedule. As used herein, the term “Contract” means the following types of agreements, contracts and commitments (whether written or oral) to which Company is legally bound:
     (i) agreements and arrangements for performing services (including current fee schedules) that involve (A) the management of an investment account or fund (or portions thereof or a group of investment accounts or funds), including the Company Products, (B) the giving of advice with respect to the investment and/or reinvestment of assets or funds (or any group of assets or funds), or (C) otherwise acting as an “investment adviser” (whether as adviser, subadviser or otherwise) within the meaning of the Advisers Act (“Investment Advisory Contracts”). This includes, without limitation, advisory contracts, program agreements, acknowledgements or other agreements executed or delivered by Company for the provision of advisory services under the wrap programs;
     (ii) electronic trading agreements;
     (iii) agreements and arrangements for selling or promoting investment advisory or investment management services;
     (iv) custody arrangements, transfer agent agreements, services agreements and similar agreements;
     (v) “soft dollar” agreements and arrangements;
     (vi) employment, consulting, severance, agency and other compensation agreements and arrangements;
     (vii) mortgages, indentures, security agreements, letters of credit, loan agreements and other agreements, guarantees and instruments relating to borrowing money or extending credit, or which create or authorize a Lien;

     (viii) licenses and arrangements under which (A) Company is permitted by any Person to use Intellectual Property (except that the Schedule need not list licenses for off the shelf commercially available software having a price per copy of less than $5,000 that is subject to a shrink wrap or similar unilateral license) or (B) Company permits a Person to use any Intellectual Property of Company;
     (ix) finder’s agreements and agreements with third party solicitors of clients;
     (x) agreements or arrangements involving payments based on Company’s profits or revenues;
     (xi) joint venture, partnership and similar agreements;
     (xii) stock purchase agreements, asset purchase agreements and other acquisition or divestiture agreements;
     (xiii) agreements or legally binding commitments between Company on the one hand and any Affiliate of Company on the other hand, or otherwise covered by Section 3.1.20;
     (xiv) any restrictive covenant contained in any leased real property leased by Company that restricts the use, transferability or value of such property;
     (xv) leases of real property and other leases involving annual rental payments in excess of $15,000;
     (xvi) service agreements for the Business, including agreements (A) to develop proprietary software and (B) for duplication, document production and other office services; in each case, with annual payments in excess of $15,000;
     (xvii) any contract or agreement that restricts Company or would restrict Company following the consummation of the Transactions, from competing in any line of business with any Person, soliciting clients or customers, or using or employing the services of any Person;
     (xviii) any agreement to acquire equipment or any commitment to make capital expenditures of $15,000 or more;
     (xix) any indemnification agreement, guarantee to the extent not covered by clause (vi) above, or similar agreement or arrangement; and
     (xx) any other agreements, contracts and commitments that (A) involve payment obligations of more than $15,000 or are not cancelable at will without penalty by Company upon ninety (90) days’ notice or less, or (B) are material to the business, operations, results of operations, condition (financial or otherwise), assets or properties of Company.

Except as disclosed on Schedule 3.1.13, Company is not subject to a competitive restriction in a contract or other instrument binding Company that would prevent Buyer or its Subsidiaries from conducting their investment advisory, management and other businesses in a substantially similar manner to which such businesses are conducted on the date of this Agreement.
Each Contract (and any other agreement or arrangement) to which Company is legally bound, including each of the Contracts listed on Schedule 3.1.13 hereto or any of the other Schedules hereto, or excepted from being listed on Schedule 3.1.13 pursuant to clause (a)-(e) above: (1) has been duly authorized, executed and delivered by Company and, to Company’s Knowledge, each other party to it; and (2) is in full force and effect and constitutes the valid and legally binding obligation of Company and, to Company’s Knowledge, each other party to it, enforceable against Company and, to Company’s Knowledge, each other party to it in accordance with its terms (such enforceability being subject to applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting creditors’ rights generally and to general principles of equity, regardless of whether enforcement is sought in a proceeding in equity or at law). Company has not committed any material breach or default under any such Contract (or any such other agreement or arrangement). There does not exist under any Contract (or any such other agreement or arrangement) a material event of default or event or condition that, after notice or lapse of time or both, would constitute a material event of default under it on the part of Company or, to Company’s Knowledge, on the part of any other party to it.
          3.1.14 Intellectual Property. Schedule 3.1.14 hereto sets forth a list of (a) all patents, trademarks, service marks, trade names, trade dress, copyrights, Internet domain names and other Intellectual Property registered or recorded in the name of Company and all applications therefor, (b) all trademarks, service marks, trade names, trade dress and Internet Domain Names otherwise owned by Company and all applications therefor, and (c) all written agreements (and a description of any oral agreements or arrangements) relating to patents, trademarks, service marks, trade names, trade dress, copyrights, Internet domain names, technology, know-how, trade secrets, processes and other Intellectual Property which Company is licensed or authorized to use by others or which Company has licensed or authorized for use by others. Without limiting the foregoing, Schedule 3.1.14 separately identifies all material software and databases developed and owned by Company. Except to the extent set forth on Schedule 3.1.14, Company owns all rights, interest and title to all patents, trademarks, trade names, copyrights, technology, know-how, trade secrets, processes and other Intellectual Property included in, and Company owns or has permission to use all other patents, trademarks, trade names, copyrights, technology, know-how, trade secrets, processes and other Intellectual Property material to and used in the ordinary course of the operation of, its business as presently conducted (and conducted through the Closing). Except as set forth on Schedule 3.1.14 hereto, no claims are pending, or, to Company’s Knowledge, threatened, against Company by any Person regarding Company’s ownership or use of any such patents, trademarks, trade names, copyrights, technology, know-how, processes or other Intellectual Property, or challenging or questioning the validity, use, enforceability, or effectiveness of any such license, agreement or Intellectual Property. Except as set forth on Schedule 3.1.14, Company is not subject to any outstanding decree, order, judgment, or stipulation restricting in any manner the ownership, use or transfer of the patents, trademarks, trade names, copyrights, technology, know-how, processes or other Intellectual Property of Company, or which may effect the validity, use, enforceability or effectiveness of such Intellectual Property. Except as set forth on Schedule 3.1.14, to

Company’s Knowledge, Company’s ownership or use of any such patents, trademarks, trade names, copyrights, technology, know-how, processes, trade secrets and other Intellectual Property does not misappropriate, violate or otherwise infringe the intellectual property rights of any Person or violate Applicable Law. Except as set forth on Schedule 3.1.14, to Company’s Knowledge, there is no actual or alleged or occurring infringement, misappropriation or unlawful or unauthorized use of the patents, trademarks, trade names, copyrights, technology, know-how, processes or other Intellectual Property of Company.
          3.1.15 Federal and State Securities Laws.
Except as set forth on Schedule 3.1.15:
          (a) Investment Adviser and Other Registrations: Company is duly registered as an investment adviser under the Advisers Act. Except for such registration and the registrations listed on Schedule 3.1.15, neither Company nor any of its officers or Employees is, or is required to be, registered or appointed as an investment adviser, investment adviser representative, solicitor, broker-dealer, broker-dealer agent, commodity pool operator, commodity trading adviser, registered representative, sales person or transfer agent with the SEC or other Governmental Authority in connection with the services performed by that Person on behalf of Company.
          (b) Regulatory Filings: Company has filed a registration statement on Form ADV and those other registrations set forth on Schedule 3.1.15 required under Applicable Securities Law or general corporate Applicable Law (“Company’s Regulatory Filings”). Company’s Regulatory Filings were prepared, in all material respects, in accordance with Applicable Securities Law and did not when filed contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements in them not misleading in light of the circumstances under which they were made, and Company’s Regulatory Filings have been at all times when in effect (and as of the Closing Date will be) true and correct in all material respects and not materially misleading and will not as of the Closing Date contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements in them not misleading in light of the circumstances under which they were made. Company has provided or made available to Buyer true and correct copies of Company’s Regulatory Filings since January 1, 2002.
Except as disclosed on Schedule 3.1.15, no exemptive orders, “no-action” letters or similar exemptions or regulatory relief have been obtained, nor are any requested pending therefor, by or with respect to Company or the SMA Accounts or Company’s directors, managers, officers, Employees and agents.
          (c) No Governmental Authority Investigations or Penalties: Company has delivered or made available to Buyer copies of all correspondence between Company and the SEC, any State regulatory authority or other Governmental Authority since January 1, 2002 relating to any examination or inquiry by the SEC, a State regulatory authority or other Governmental Authority with respect to Company’s compliance with Applicable Securities Law. Neither Company nor any of its managers, directors, officers or Employees (in their capacities as such on behalf of Company) has been enjoined, indicted, convicted or made the subject of any investigations (excluding routine examinations by regulatory or self-regulatory organizations), disciplinary proceedings, consent decrees, or administrative orders or other Litigation on account of a violation (or alleged violation) of Applicable Securities Law.
          (d) Policies and Procedures: Company (i) has adopted a formal code of ethics complying with Section 17(j) of the Investment Company Act and Rule 204A-1 promulgated under the Advisers Act; (ii) has adopted and implemented a written policy on insider trading complying with Section 204A of the Advisers Act; (iii) has adopted and implemented a written policy on allocations of initial public offerings of securities; (iv) has adopted and implemented written policies and procedures with respect to proxy voting complying with Rule 206(4)-6 promulgated under the Advisers Act and (v) has adopted and implemented written policies and procedures reasonably designed to prevent violations of the Advisers Act and the rules promulgated thereunder (and, as required, other Applicable Securities Laws) complying with Rule 206(4)-7 under the Advisers Act. Company has given or made available to Buyer true and correct copies of such policies and procedures, as well as copies or summaries of all annual reviews of such policies and procedures provided to the boards of directors/trustees of Company. Since January 1, 2001, except as reported and documented in accordance with the compliance policies and procedures of Company, as the case may be, and set forth in Schedule 3.1.15, there have been no material violations of such policies and procedures (or any similar policies and procedures in effect prior to the effective dates of the above provisions, rules and regulations) by Company or, its officers, directors, managers, Employees, agents, service providers, or other supervised persons or access persons.
          (e) No Disqualifications: Neither Company nor, to Company’s Knowledge, any “person associated with an investment adviser” (as defined in the Advisers Act and applied to Company) is ineligible pursuant to Section 203 of the Advisers Act to serve as an investment adviser or as a person associated with an investment adviser, or pursuant to Rule 204-3 under the Advisers Act to serve as a solicitor, and has not been the subject of any legal or disciplinary event that must be disclosed to clients pursuant to Rule 206(4)-4 promulgated under the Advisers Act. Company is not precluded from acting as a fiduciary by operation of Section 411 of ERISA. There is no judicial or administrative action, suit, proceeding, investigation or other Litigation, pending or, to Company’s Knowledge, threatened that could reasonably be expected to result in Company (or, to Company’s Knowledge, any Affiliated Person of Company or any “person associate with an investment adviser” as contemplated above) becoming ineligible to serve in such positions or capacity or requiring disclosure to Clients of Company.
          3.1.16 Clients.
          (a) Clients: Schedule 3.1.16(a) lists, as of June 30, 2007 (“Base Date”), and will list as of three (3) Business Days prior to the Closing Date, Company’s Clients and, for each Client as of the Base Date:
     (i) the Client’s name;
     (ii) whether Company advises that Client directly or is that Client’s subadviser;

     (iii) whether Company’s advisory services to the Client are discretionary, non-discretionary or impersonal;
     (iv) the amount of AUM;
     (v) the fee schedule for that Client (and whether the fee is a fixed fee, an asset-based fee, a fulcrum fee, a performance fee or other arrangement);
     (vi) the product of subparagraphs (iv) and (v);
     (vii) if applicable with respect to a Client, the wrap program through which the Client’s AUM is managed by Company (including the sponsor) and whether Company has a direct contract with the underlying Client; and
     (viii) the manner of Consent required from such Client to consummate the Transactions.
Schedule 3.1.16(a) also identifies as of the Base Date (and will identify as of the Closing Date) all “sponsors” and their programs in which Company participates as an adviser or subadviser.
Except for the Persons listed on Schedule 3.1.16(a), Company does not provide investment advisory or other services to, and does not receive any advisory fee, subadvisory fee, performance fee, profit participation, equity return or other income from any Person.
Except as disclosed on Schedule 3.1.16(a), no controversy or disagreement exists or, to Company’s Knowledge, is threatened by or between Company and any Client (including wrap program sponsors).
          (b) Investment Advisory Contracts: Each of Company and each Client is in compliance in all material respects with the terms and conditions of each Client’s Investment Advisory Contract to which it is a party.
          3.1.17 Environmental Matters.
          (a) Company is in compliance in all material respects and has at all times complied in all material respects with the Environmental Laws relating to its business and to its properties and assets (including properties and assets currently or formerly owned, leased or used) and the lease, use and ownership of those properties and assets. No violation of such Environmental Laws by Company has been alleged or, to Company’s Knowledge, threatened.
          (b) Neither Company nor, to Company’s Knowledge, any other Person has caused or taken (or failed to cause or take) any action that will result in, and Company is not subject to, any Liability or obligation of any nature (including indemnification obligations), whether known or unknown, absolute, accrued, fixed, conditional, contingent, determined or determinable, or otherwise and whether due or to become due, in connection with environmental conditions relating to Company’s Business, properties and assets (including those currently or formerly owned, leased or used), use of those properties and assets, or in connection with Hazardous Substances.

          (c) Company has given Buyer true and correct copies of all information (including any environmental site assessments, compliance audits, studies, allegations of noncompliance or Liability) in its possession, custody or control relating to environmental conditions relating to its Business, properties and assets (including those currently or formerly owned, leased or used), or its lease, use or ownership of those properties and assets(including those currently or formerly owned, leased or used), or relating to Hazardous Substances.
          3.1.18 Litigation. Except as stated on Schedule 3.1.18, there is, and within the past five years has been, no judicial, arbitral or administrative action, suit, proceeding, investigation or other Litigation pending, or threatened, against Company. There are, and within the past five years have been, no outstanding judgments, decrees, injunctions, stipulations or orders in favor of or naming any Person relating to Company. There are no consent decrees or similar arrangements entered into with a Governmental Authority or other Person by, or relating to, Company that are still in effect, or were in effect within the past five years.
          3.1.19 Compliance with Laws, etc.
          (a) Except as set forth on Schedule 3.1.19, Company (and each of its directors, managers, officers, Employees, representatives and agents) is, and has been since January 1, 2002 in compliance with in all material respects, and has not received notice of a material violation of, the laws, regulations, ordinances and rules (including those of any non-governmental self-regulatory agencies) applicable to it or its investment advisory operations (including Applicable Laws (including, with respect to the SMA Accounts, Rule 3a-4 under the Investment Company Act) and the CFA Institute Guidelines (as such guidelines are applicable)).
          (b) The Governmental Approvals needed to conduct the Business have been duly obtained and are in full force and effect. There are no proceedings or other Litigation pending (or, to Company’s Knowledge, threatened) that could reasonably be expected to result, nor will entering into the Transactions reasonably be expected to result, in the revocation, cancellation or suspension, or any adverse modification, of a Governmental Approval applicable to Company.
          (c) Since January 1, 2001, neither Company, nor any director, officer, Member or employee of Company, has committed a material breach of the duty of loyalty to a Client that, in each case, constituted a violation of Applicable Law at the time thereof.
          3.1.20 Affiliate Transactions. Except (a) as stated on Schedule 3.1.20, (b) for the Existing Charter and the other Charter Documents (which shall be amended prior to or upon the Closing as contemplated in Section 4.5.9 below), and (c) this Agreement, Company:
     (i) is not a party to an agreement, arrangement, understanding, transfer or other commitment or transaction, whether or not in the ordinary course of business, with or for the benefit of a Member or of an Associated Person of Company or a Member; or
     (ii) does not otherwise receive any services from any Member or from any Associated Person of Company or a Member, whether or not for compensation.

          3.1.21 Insurance.
          (a) Schedule 3.1.21 lists the liability, property and casualty, workers’ compensation, directors’ and officers’ liability, errors and omissions, key man, surety bonds, and other insurance contracts (“Policies”) entered into by Company that insure the Business or the managers, officers, Employees, trustees or directors of Company. Such insurance is adequate to protect the Business in all materials respects as it was conducted before the Closing and in amounts customarily carried by Persons conducting businesses similar to the Business. Company has provided or made available to Buyer true and correct copies of all Policies.
          (b) Since January 1, 2002, Company has not made any insurance claim under any Policies (or other insurance contracts or bonds in effect at the time) above $15,000 in any particular case or above $100,000 in the aggregate.
          (c) The Policies are valid and binding, in full force and effect, and enforceable against the policy holders according to their terms and no default has been committed by Company, or to Company’s Knowledge, the insurer, under any of the Policies. All premiums due and payable under the Policies have been paid, Company is otherwise in compliance with the terms and conditions of those Policies, and Company has no reason to believe that any insurer would not renew a Policy on substantially the same terms and conditions (or would not do so if it knew of an event known to Company but not to the insurer).
          3.1.22 Conduct of the Business. Since December 31, 2006, the Company has carried on its business in the usual, regular and ordinary course, consistent with past practice in all material respects. Except as set forth on Schedule 3.1.22, since December 31, 2006, Company has not taken or omitted to take any action that, if it occurred between the date of this Agreement and the Closing, would breach Section 4.1.1. Company has not, directly or indirectly, given or agreed to give (or authorized any director, manager, officer or Employee to give or agree to give), and, to Company’s Knowledge, no director, manager, officer or Employee of Company has given, any gift or similar benefit to any Client, Governmental Authority or other Person who is or may be in a position to help or hinder the Business which (a)(i) violated, or was for the purposes of concealing a violation of, Applicable Law and (ii) subjected or could reasonably be expected to subject Company to any damage, penalty or other Liability in any civil, criminal, administrative or regulatory proceeding or other Litigation or (b) if not given in the past, or if not continued in the future, had or could reasonably be expected to have a Company Material Adverse Effect.
          3.1.23 Offices. Schedule 3.1.23 lists the headquarters location of Company and the location of each of the other offices maintained and operated by Company. Except as stated on Schedule 3.1.23, Company does not maintain any other office or conduct business at any other location, and Company has not applied for or received permission to open any additional offices or operate at any other location.
          3.1.24 Safe Deposit Boxes and Bank Accounts. Schedule 3.1.24 lists the names and locations of all banks, trust companies, savings and loan associations and other financial institutions at which Company maintains safe deposit boxes or lock boxes or bank accounts and the names of all Persons authorized to have access to such boxes and accounts.

          3.1.25 Real Property. Company does not own any real property. Schedule 3.1.25 includes a list of all real property currently leased by Company (collectively, the “Company Real Property”). Except as set forth on Schedule 3.1.25 hereto, Company (i) is not in material breach or default under any of the real property leases to which it is a party, and (ii) has not subleased, licensed or otherwise granted any Person the right to use or occupy any of the Company Real Property or any portion thereof. Company has not received any notice that either the whole or any portion of any of the Company Real Property is to be condemned, requisitioned or otherwise taken by any public authority. Company has not received notice of, nor has any Company Knowledge of, any public improvements that will be made that may result in special assessments against or otherwise adversely affect any of the Company Real Property.
          3.1.26 Accounts Receivable. Subject to any reserves in the Financial Statements for the financial year ended December 31, 2006, the accounts receivable shown on those Financial Statements and all such accounts receivable arising subsequent to such date:
     (i) are valid;
     (ii) have arisen solely out of bona fide performance of services and other business transactions in the ordinary course of business consistent with past practice; and
     (iii) are not subject to valid defenses, set-offs or counterclaims.
Company has no reason to believe that such accounts receivable will not be collected in accordance with their terms at their recorded amounts, subject only to any reserve for doubtful accounts on those Financial Statements. To the extent Company has security for its receivables, Company has a valid and perfected Lien in any such security (to the extent such perfection may be obtained under Applicable Law by possession or the filing of financing statements or similar documents with respect thereto).
          3.1.27 Wrap Programs. Schedule 3.1.27 lists each wrap program, and the “sponsor” for each such program, in which Company participates as an adviser or sub adviser. Company has delivered or made available to Buyer all advisory contracts, program agreements, platform agreements, electronic trading agreements, acknowledgements or other agreements executed or delivered between Company and the sponsors (or the sponsors’ Affiliates) in connection with such wrap programs. To Company’s Knowledge, no “sponsor” of such a wrap program has indicated that it will not Consent (to the extent Consent is required) to the Transactions.
          3.1.28 Performance and Advertising.
          (a) The calculation of performance of the Company Products is (and will continue to be through the Closing) materially accurate and has been (and will continue to be through the Closing) calculated at all times, and in all material respects, in compliance with Applicable Law and applicable CFA Institute Guidelines. Company has maintained (and will continue to maintain through the Closing) all books and records necessary or required under

Applicable Law and, applicable CFA Institute Guidelines to calculate performance, and justify the performance calculations, for the Company Products.
          (b) All marketing, advertising and distribution materials, disclosures and practices prepared, used, filed or implemented by Company, or its Affiliates, in managing and marketing the Company Products and otherwise operating the Business have complied, and will continue to comply, in all material respects with Applicable Laws and applicable CFA Institute Guidelines, and all such marketing, advertising and distribution materials and disclosures have not (and will not through the Closing) contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements in them not misleading in light of the circumstances under which they were made.
          (c) To the extent that Company claims to be compliant with CFA Institute Guidelines (i.e., “AIMR compliant”) with respect to any Company Product, Company has complied, and will continue to comply, with applicable CFA Institute Guidelines with respect to such Company Product.
     3.2 Representations and Warranties Concerning the Selling Parties. Each of the Selling Parties, severally and not jointly, represents and warrants to Buyer, solely with respect to such Selling Party, as follows:
          3.2.1 Organization; Authority.
          (a) Power to Enter Into This Agreement — Selling Parties. In the case of each Selling Party that is a natural person, such Selling Party has the legal capacity to execute and deliver this Agreement and each other document to be executed and delivered by him or her under this Agreement, to perform his or her obligations under this Agreement and such other documents, and to consummate the Transactions to which he or she is a party.
          (b) Execution of this Agreement. Such Selling Party has (or, by the time of execution and delivery, will have) duly executed and delivered this Agreement and each other document to be executed and delivered by it, him or her under this Agreement.
          (c) Agreement Binds Selling Parties. This Agreement and each other document to be delivered by such Selling Party under this Agreement constitutes (or, when executed and delivered, will constitute) the valid and legally binding obligation of such Selling Party, enforceable against it, him or her in accordance with its terms (such enforceability being subject to applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting creditors’ rights generally and to general principles of equity, regardless of whether enforcement is sought in a proceeding in equity or at law).
          3.2.2 Equity Interests. In the case of each Selling Party that is a Selling Member, such Selling Party owns of record the shares of common stock specified in Exhibit A free and clear of all Liens and other Adverse Claims (other than the obligations or restrictions set forth in the Charter Documents, which shall be amended prior to or upon the Closing as contemplated in Section 4.5.9 below). In the case of each Selling Member, such Selling Party has all requisite power and full legal authority to sell to Buyer all of the Purchased Equity owned by such Selling Party free and clear of all Liens and other Adverse Claims.

          3.2.3 No Conflicts. Such Selling Party’s execution, delivery and performance of this Agreement, and of each other document to be delivered by it under this Agreement, and the consummation of the Transactions, will not:
     (i) conflict with, or result in a breach of, a provision of a contract, agreement or undertaking to which such Selling Party is a party or by which it, he or she or any of its, his or her assets or properties is bound;
     (ii) except in the case of Investment Advisory Contracts that terminate upon assignment, give rise to a right of termination, cancellation, amendment or acceleration of an obligation or loss of a benefit affecting, or result in the imposition of any Liens on, any of such Selling Party’s assets; or
     (iii) subject to the amendment after the Closing of Company’s Form ADV to reflect the Transactions, violate Applicable Law.
          3.2.4 Consents; Governmental Approvals. Except for the amendment after the Closing of Company’s Form ADV to reflect the Transactions, and the Client Consents, no Consent or Governmental Approval is required in connection with:
     (i) such Selling Party executing and delivering this Agreement and each other document to be executed and delivered by such Selling Party under this Agreement;
     (ii) such Selling Party performing such Selling Party’s obligations under this Agreement and each other document to be executed and delivered by such Selling Party under this Agreement; and
     (iii) the consummation by such Selling Party of the Transactions to which he, she or it is a party.
          3.2.5 Brokers. Such Selling Party has not incurred and will not incur any Liability for a fee or commission to a broker, finder, investment banker or other intermediary in connection with the Transactions.
          3.2.6 Litigation. There is no judicial, arbitral or administrative action, suit, proceeding, investigation or other Litigation pending or threatened against such Selling Party that could reasonably be expected to prevent or interfere with the consummation of the Transactions.
          3.2.7 Compliance with Laws. Such Selling Party’s acquisition, ownership and, subject to the accuracy of the representations and warranties in Sections 3.4.8 and 3.4.9, sale of the Purchased Equity has been (and will be through the Closing) in compliance with Applicable Law, including the Securities Act.
          3.2.8 Investment Representation. Such Selling Party is an “accredited investor” as defined in Regulation D under the Security Act of 1933, as amended. Such Selling Party acknowledges that the Buyer Common Stock is not registered under securities laws of any jurisdiction and that it (or its designated Subsidiary) is acquiring the Buyer Common Stock for its (or its designated Subsidiary’s) own account, not as a nominee or agent, for investment, and not with a view to distribution thereof. Such Selling Party is (or its designated Subsidiary will be) a sophisticated investor with knowledge and experience in financial and business matters, is (or its designated Subsidiary will be) capable of evaluating the risks and merits of the receipt of the Buyer Common Stock, and has (or its designated Subsidiary will have) the capacity to protect its (or its designated Subsidiary’s) own interests. Such Selling Party acknowledges that Buyer has delivered a copy of its Offering Circular dated June 18, 2007 to such Selling Party and has given such Selling Party the opportunity to ask questions of the officers and management employees of Buyer, to obtain additional information about the business and financial condition of Buyer, and access to the facilities, books and records relating to Buyer’s business in order to evaluate the transfer contemplated hereby.
          3.2.9 Resale Restrictions. Such Selling Party acknowledges that the Buyer Common Stock has not been, and will not be upon such Selling Party’s receiving such stock(or its designated Subsidiary’s) registered or qualified under any securities laws, by reason of their transfer in a transaction exempt from the registration or qualification requirements of such laws, and the Buyer Common Stock must be held indefinitely unless a subsequent disposition thereof is registered or qualified under all Applicable Securities Laws or is exempt from such registration or qualification and the certificates representing such shares shall bear a legend reflecting such restrictions on resale.
     3.3 [Intentionally left blank]
     3.4 Representations and Warranties Concerning Buyer. Buyer represents and warrants to the Selling Parties as follows:
          3.4.1 Organization; Authority.
          (a) Power to Enter into Agreement: Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Buyer has the corporate power and authority to execute and deliver this Agreement and each other document to be executed and delivered by it under this Agreement, to perform its obligations under such documents and to consummate the Transactions to which it is a party.
          (b) Authorization of Agreement: Buyer has (or, by the time of execution and delivery, will have), by requisite corporate action, authorized the execution, delivery and performance of this Agreement and each other document to be executed and delivered by it under this Agreement, and the consummation of the Transactions to which it is a party in accordance with Applicable Law and its organizational documents, except for the approval of the Agreement and the Transactions by the Buyer’s stockholders. Buyer has given Seller’s Representative evidence of such approval in a form reasonably satisfactory to Seller’s Representative.
          (c) Execution of Agreement: Buyer has (or, by the time of execution and delivery, will have) duly executed and delivered this Agreement and each other document to be executed and delivered by it under this Agreement.

          (d) Agreement Binds Buyer: This Agreement and each other document to be delivered by Buyer under this Agreement constitutes (or, when executed and delivered, will constitute) the valid and legally binding obligations of Buyer, enforceable against it in accordance with its terms (such enforceability being subject to applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting creditors’ rights generally and to general principles of equity, regardless of whether enforcement is sought in a proceeding in equity or at law).
          3.4.2 No Conflicts. Buyer’s execution, delivery and performance of this Agreement and of each other document to be delivered by it under this Agreement, and the consummation of the Transactions, will not:
     (i) conflict with, or result in a breach of, a provision of its organizational documents;
     (ii) conflict with, or result in a breach of, a provision of a contract, agreement or undertaking to which it is a party or by which it or any of its assets or properties is bound;
     (iii) give rise to a right of termination, cancellation, amendment or acceleration of an obligation or loss of a benefit affecting, or result in the imposition of any Liens on, any of its assets; or
     (iv) subject to violate Applicable Law.
          3.4.3 Consents; Governmental Approvals. Except as stated on Schedule 3.4.3, the amendment after the Closing of Company’s Form ADV to reflect the Transactions, approval of the Buyer’s stockholders of the Agreement and the Transactions, and the application to and approval for the readmission for listing of Buyer Common Stock on AIM, Buyer does not need any Consent or Governmental Approval in connection with Buyer:
     (i) executing and delivering this Agreement and each other document to be executed and delivered by it under this Agreement;
     (ii) performing its obligations under this Agreement and each other document to be executed and delivered by it under this Agreement; or
     (iii) consummating the Transactions.
          3.4.4 Brokers. Neither Buyer nor any of its Affiliates has incurred or will incur any Liability for a fee or commission to a broker, finder, investment banker or other intermediary in connection with the Transactions that would result in a Liability to Company or a Selling Party.
          3.4.5 Litigation. There is no judicial, arbitral or administrative action, suit, proceeding, investigation or other Litigation pending or, to Buyer’s Knowledge, threatened against Buyer or any of its directors, officers or Employees that could reasonably be expected to prevent or interfere with consummation of the Transactions.

          3.4.6 No Governmental Authority Investigations or Penalties. Neither Buyer nor any of its directors, officers or Employees has been enjoined, indicted, convicted or made the subject of a disciplinary proceeding, consent decree, or administrative order or other Litigation on account of a violation of Applicable Securities Law.
          3.4.7 No Disqualification. Neither Buyer nor, to Buyer’s Knowledge, any “person associated with an investment adviser” (as defined in the Advisers Act as applied to Buyer as if it were an investment adviser) is ineligible pursuant to Section 203 of the Advisers Act to serve as an investment adviser or as a person associated with an investment adviser or has been the subject of any legal or disciplinary event that must be disclosed to clients pursuant to Rule 206(4)-4 promulgated under the Advisers Act. There is no judicial or administrative action, suit, proceeding, investigation or other Litigation, pending or, to Buyer’s Knowledge, threatened that could reasonably be expected to result in Buyer (or, to Buyer’s Knowledge, any Affiliated Person of Buyer or any “person associated with an investment adviser” as contemplated above) becoming ineligible to serve in such positions or requiring disclosure to clients of Buyer’s advisory Affiliates.
          3.4.8 Investment Representation. Buyer acknowledges that the Purchased Equity is not registered under securities laws of any jurisdiction and that it (or its designated Subsidiary) is acquiring the Purchased Equity for its (or its designated Subsidiary’s) own account, not as a nominee or agent, for investment, and not with a view to distribution thereof. Buyer is (or its designated Subsidiary will be) a sophisticated investor with knowledge and experience in financial and business matters, is (or its designated Subsidiary will be) capable of evaluating the risks and merits of the purchase of the Purchased Equity, and has (or its designated Subsidiary will have) the capacity to protect its (or its designated Subsidiary’s) own interests. Buyer acknowledges that Company has given Buyer the opportunity to ask questions of the officers and management employees of Company, to obtain additional information about the business and financial condition of Company, and access to the facilities, books and records relating to Company’s business in order to evaluate the purchase contemplated hereby.
          3.4.9 Resale Restrictions. Buyer acknowledges that the Purchased Equity has not been, and will not be upon Buyer’s (or its designated Subsidiary’s) purchase, registered or qualified under any securities laws, by reason of their transfer in a transaction exempt from the registration or qualification requirements of such laws, and the Purchased Equity must be held indefinitely unless a subsequent disposition thereof is registered or qualified under all Applicable Securities Laws or is exempt from such registration or qualification.
          3.4.10 Sufficiency of Funds. Buyer has available as of the date hereof, and will have available as and when required, sufficient funds in the aggregate to meet the payment obligations of Buyer pursuant to Section 2.2 hereof.
          3.4.11 Competitive Restrictions. Except as disclosed on Schedule 3.4.11, neither Buyer nor any of its Subsidiaries is subject to a competitive restriction in a contract or other instrument binding Buyer or that Subsidiary that would prevent Company from conducting the Business in a substantially similar manner to which it was conducted as of the date of this Agreement, except for restrictions that would not reasonably be expected to have a Company Material Adverse Affect.

ARTICLE IV
COVENANTS
     4.1 Selling Parties’ and Company’s Covenants.
          4.1.1 Conduct of Business.
          (a) Except as expressly permitted by this Agreement or as otherwise consented to by Buyer in writing, from the date of this Agreement to the earlier of the termination of this Agreement and the Closing, the Selling Parties will cause Company, and Company will:
     (i) carry on its business in the ordinary course of business consistent with past practice; and
     (ii) use commercially reasonable efforts to preserve intact its present business organization and relationships, keep available the present services of Company’s Employees and preserve its rights, franchises, goodwill and relations with its Clients, suppliers and others with whom it conducts business.
          (b) Subject to the last sentence of this paragraph (b) and except as expressly permitted by this Agreement or as otherwise consented to by Buyer in writing, from the date of this Agreement to the earlier of the termination of this Agreement and the Closing, the Selling Parties will cause Company not to, and Company will not:
     (i) Organizational Documents: amend the Existing Charter, the other Charter Documents, or other organizational documents of Company, or take any other action affecting the Members’ ownership rights in Company (except as contemplated in Section 4.5.9 below);
     (ii) Issuance of Securities; Distributions: purchase, issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional or other securities, or issue, grant, modify or authorize any Rights therefor; purchase any capital stock or any securities convertible into or exercisable or exchangeable for any capital stock; effect any recapitalization, reclassification, or any Rights therefore; or declare, set aside, pay or make any distributions to Members other than as required by the Existing Charter;
     (iii) Contracts: enter into or assume a Contract or enter into or permit any amendment, supplement, waiver or other modification of a Contract, except in the ordinary course of business consistent with past practice;
     (iv) Impairing Contract Rights: take any action impairing, terminating or waiving any of its rights in a Contract or assets (except in the ordinary course of business consistent with past practice);

     (v) Affiliate Transactions: enter into any transactions with Affiliates or otherwise of a type within Section 3.1.20;
     (vi) Mergers and Acquisitions: merge or consolidate with, purchase substantially all the assets of, or otherwise acquire any interest in (in each case by operation of law or otherwise), a business or corporation, partnership, limited partnership, limited liability company, association or other business organization or division;
     (vii) Indebtedness: incur additional Indebtedness in excess of $25,000 in the aggregate, except in the ordinary course of business consistent with past practice;
     (viii) Loans: loan or advance funds;
     (ix) Settle Debts: settle, compromise or cancel any debt owing to it (except in the ordinary course of business consistent with past practice and in the aggregate not exceeding $25,000 for Company);
     (x) Hire Employees: hire a new Employee having base compensation in excess of $35,000;
     (xi) Terminate or Change the Duties of Officers: terminate an officer’s or Employee’s employment, or change an officer’s or Employee’s duties in any material respect;
     (xii) Assets: sell, transfer or otherwise dispose of any asset (except in the ordinary course of business consistent with past practice);
     (xiii) Capital Expenditure: expend, or commit to expend, funds for capital expenditures of more than $15,000 in the aggregate, other than in the ordinary course of business consistent with past practice;
     (xiv) New Business: enter into a new line of business unrelated to the Business as currently conducted;
     (xv) Liens: create, suffer the imposition of, permit to exist, or assume any Lien on any asset (other than Permitted Liens);
     (xvi) Accounting Practices: change accounting principles, policies, practices or related methodologies, except as required by GAAP;
     (xvii) Claims: settle or compromise any claim, action, proceeding or other Litigation involving any Liability for money damages in excess of $15,000;
     (xviii) Locations: open any new offices;

     (xix) Insurance: terminate any of its existing property and casualty, errors and omissions, liability or any other insurance policies covering its business or permit any such policies to expire or terminate;
     (xx) Human Resource Matters: change or otherwise alter Company’s health or welfare plans or other Plans, severance plans, employee benefits, or pay scale, or increase the compensation (base salary, bonus or severance) or benefits of Company’s directors, officers or Employees (except as required by Applicable Law or provided in this Agreement (including the last sentence of Section 4.3.1(d)(ii)); or
     (xxi) Other: agree or commit to take any of the actions in this Section 4.1.1(b).
Notwithstanding anything contained in this Section 4.1.1 to the contrary, between the date hereof and the Closing Date, Company may (1) pay debt obligations, (2) pay or accrue distributions and (3) pay or accrue Seller Transaction Expenses, in each case, so long as such actions do not cause Company to fail to comply with the condition to Closing set forth in Section 5.2.13 hereof.
          4.1.2 Further Actions
          (a) Company, and each Selling Party will, as promptly as reasonably practicable, use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to fulfill their obligations under this Agreement and to consummate and make effective the Transactions.
          (b) Company, and each Selling Party will, as promptly as reasonably practicable:
     (i) make, or cause to be made, the filings and submissions that they are required to make under Applicable Law to consummate the Transactions, and give reasonable undertakings required in connection with these;
     (ii) use commercially reasonable efforts to obtain, or cause to be obtained, the Governmental Approvals and Consents (other than those Consents covered in paragraph (iii) below), if any, needed to consummate the Transactions; and
     (iii) use commercially reasonable efforts, consistent with Company’s fiduciary duties, to obtain, or cause to be obtained, the other Consents needed to assign or transfer the Investment Advisory Contracts, and to obtain new Investment Advisory Contracts to replace those that automatically terminate upon the Closing, all in accordance with Section 4.1.5.
          (c) Company, and each Selling Party will use commercially reasonable efforts to coordinate and cooperate with Buyer in exchanging the information and supplying the reasonable assistance requested by Buyer in connection with (i) the filings, (ii) obtaining the approval of the Agreement and Transactions by the Buyer’s stockholders, (iii) assisting in the drafting and preparation of the information regarding the Company in the Buyer’s AIM readmission document and assisting in providing documentation as required in connection with the verification of the AIM readmission document , (iv) application and approval for the readmission for listing of Buyers Common Stock on AIM, and (v) other actions contemplated by Section 4.3.1. Anything in this Section 4.1.2 to the contrary notwithstanding, in no event shall Company be obligated to pay any amount to obtain any Consent or amend any agreement in a manner adverse to Company for purposes of obtaining any Consent or new Investment Advisory Contract.
          4.1.3 [Intentionally left blank]
          4.1.4 Non-Solicitation.
          (a) From the date of this Agreement to the earlier of the termination of this Agreement and the Closing, Company, and each of the Selling Parties will not (and will ensure that their representatives and Associated Persons do not) directly or indirectly:
     (i) solicit, encourage, entertain or accept (whether in writing, oral or otherwise) inquiries, offers or proposals for,
     (ii) initiate or participate in meetings, discussions, correspondence or negotiations with any Person concerning,
     (iii) enter into any agreement or arrangement (whether in writing, oral or otherwise) with respect to, or
     (iv) provide any Person with any information in connection with, a sale, acquisition or other transfer (by operation of law or otherwise) of all or some of Company’s Business (including its assets and the Company Products) or a lift-out of Company’s Employees, an acquisition of an equity interest in Company (including from any Member), or a merger, consolidation or other business combination involving Company or its Business (including the Company Products), or a sale, assignment or other transfer (by operation of law or otherwise) of the Purchased Equity, except as contemplated by this Agreement (“Acquisition Proposal”).
          (b) From the date of this Agreement to the earlier of the termination of this Agreement and the Closing, Company and each of the Selling Parties will notify Buyer (and will ensure that their representatives and Associated Persons notify Buyer) promptly, and in any event within three Business Days, if:
     (i) they receive an Acquisition Proposal (including the terms of an Acquisition Proposal);
     (ii) a Person requests information from them relating to an actual or potential Acquisition Proposal; or

     (iii) a Person seeks to initiate negotiations or discussions reasonably likely to result in an Acquisition Proposal.
In no event shall Company, or any Selling Party (or any of their respective representatives or Associated Persons) respond positively to or otherwise act on any such Acquisition Proposal, it being understood that such activity is prohibited under this Section 4.1.4.
          (c) Company, and each of the Selling Parties will (and will ensure that their representatives and Associated Persons) immediately end (and not recommence unless this Agreement is terminated) any activities (including discussions, meetings, correspondence or negotiations with any Persons) conducted before the date of this Agreement with respect to an Acquisition Proposal.
          4.1.5 Client Consents.
          (a) Notices to Clients: Within 10 Business Days following the date of this Agreement, Company shall send a notice:
     (i) in the form of Exhibit B to those Clients (except sponsors of wrap programs) whose Investment Advisory Contracts require written consent to be assigned;
     (ii) in the form of Exhibit C to those Clients (except sponsors of wrap programs) whose Investment Advisory Contracts require consent, but not written consent, to be assigned, (“Implied Consent Clients”); and
     (iii) in the form of Exhibit D to those Clients which are sponsors of wrap programs (which, among other things reflected in Exhibit D, shall request each wrap sponsor’s consent and, unless Company will be requesting such Consent as contemplated in Exhibit D, request that the wrap sponsor’s notify and, to the extent necessary under Applicable Law or required by the sponsors, obtain the Consent of, the Clients whose accounts are advised or subadvised by Company through the wrap program).
With respect to any Client obtained between the date hereof and the Closing Date, Company shall obtain such Client’s Consent, either in writing or, if an implied Consent complying with this Agreement is sent at least forty-five (45) days prior to the Closing, with a follow-up letter sent at least twenty (20) days prior to the Closing, by implied Consent, to the assignment of the Investment Advisory Contract between Company and the Client.
          (b) Following-Up Other Clients: In addition to sending the notices referred to in Section 4.1.5(a), Company shall use commercially reasonable efforts to obtain the written Consent of the Clients described in Section 4.1.5(a)(i) and the sponsors of wrap programs referred to in Section 4.1.5(a)(iii) to the assignment (as defined in the Advisers Act) of their Investment Advisory Contract effective as of the Closing. Company and Buyer will consult and cooperate in respect of, and provide reasonable assistance in connection with, communications to all Clients and other matters related to obtaining the foregoing Consents. Anything in this Section 4.1.5 to the contrary notwithstanding, in no event shall Company be obligated to pay any amount to obtain any Consent, reduce the amount of advisory fees or other amounts payable to Company by any Client or otherwise amend any Investment Advisory Contract or Subadvisory Contract in a manner adverse to Company for purposes of obtaining any Consent or new Investment Advisory Contract.
          4.1.6 Access and Information. From the date of this Agreement to the Closing, Company will give Buyer and its Affiliates and their respective accountants, counsel and other representatives full access during normal business hours and upon reasonable notice to Company’s offices, properties, books, contracts, commitments, reports, records and personnel, and give them, or give them access to, the documents, financial data, records and information with respect to Company and the Business as Buyer from time to time reasonably requests.
          4.1.7 Lock-In Deed. Effective as of the Closing, Mr. Wood will have entered into a Lock-In Deed substantially in the form of Exhibit E.
          4.1.8 Further Assurances. Following the Closing Date, Company and each of the Selling Parties shall from time to time execute and deliver such additional documents and take such other actions as Buyer reasonably requests to confirm the rights and obligations in this Agreement and render the Transactions effective.
          4.1.9 Certain Other Matters.
          (a) Effective as of the Closing, each Selling Party hereby assigns to Buyer (including the Company) without further compensation any and all inventions, processes, designs, formulae, trade secrets, know-how, computer software, data and documentation, or other discoveries, technological innovations, improvements, copyrightable works or other Intellectual Property (collectively, “Inventions”) conceived, programmed, developed, created or otherwise made by any Selling Party, solely or jointly, for the benefit of or relating to the Company or the Business, whether or not conceived, programmed, developed, created or otherwise made during working hours (as applicable), relating in any manner to the business, business plans, or development plans of Company. All such Inventions, whether patentable, not patentable or otherwise, shall be the sole and exclusive property of Buyer (including the Company) with respect to any and all countries. At the request and expense of Buyer, at any time following the Closing Date, and each Selling Party shall perform all lawful acts and execute, acknowledge and deliver all such instruments, agreements, assignments, certificates or other documents deemed necessary or desirable by Buyer to vest or maintain in Buyer (including the Company) all right, title and interest in and to such Inventions, and to enable Buyer (including the Company) to prepare, file and prosecute applications for patents, copyrights, trademarks or service marks (or other registrations) thereon in any and all countries selected by Buyer, including renewals and reissues thereof, and to obtain or record sole and exclusive title to such applications, patents, copyrights, trademarks, service marks or other registrations for any and all said countries. To the extent that any work performed by any Selling Party is eligible to be deemed “work for hire” for purposes of the United States copyright laws, each Selling Party, Company and Buyer intend for it to be work for hire. To the extent that any work performed by any Selling Party is not deemed to be a “work for hire”, and each Selling Party hereby assigns all proprietary rights, including copyright, in such work to Buyer (including the Company) without further compensation.

          (b) Through the Closing, Company shall (i) not terminate the employment of the members of the investment management team other than for unlawful activity or a breach of fiduciary duty, (ii) continue to manage the Company Products, and (iii) possess all necessary books and records, all as required to calculate, document, support and continue through the Closing (and to permit the Company to calculate, document, support and continue to use immediately following the Closing), the 1, 3, 5 and 10 year, and since inception, (as applicable) performance records of Company and the Business with respect to the Company Products in accordance with Applicable Law and applicable CFA Institute Guidelines.
          4.1.10 Compensation Payments. Company agrees that it shall accrue and pay at the Closing all salary, benefit plan contributions, bonuses and any other payment obligations to or for the benefit of Employees for any amounts attributable to the current fiscal year through the Closing Date.
     4.2 [Intentionally left blank]
     4.3 Buyer’s Covenants.
          4.3.1 Further Actions.
          (a) Buyer will, as promptly as reasonably practicable, use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to fulfill its obligations under this Agreement and to consummate and make effective the Transactions.
          (b) Buyer will, as promptly as practicable:
     (i) make, or cause to be made, all filings and submissions that it is required to make under Applicable Law to consummate the Transactions, and give reasonable undertakings required in connection with these; and
     (ii) use commercially reasonable efforts to obtain, or cause to be obtained, consistent with the Buyer’s fiduciary duties, the Governmental Approvals and other Consents, including (x) the approval of the Agreement and Transactions by Buyer’s stockholders, and (y) application and approval for readmission for listing of Buyer Common Stock on AIM, it needs to consummate the Transactions.
          (c) Buyer will coordinate and cooperate with Company and the Selling Parties in exchanging the information and supplying the reasonable assistance requested by them in connection with the filings and other actions contemplated by Section 4.1.2.
          (d) Buyer shall undertake the following covenants:
     (i) Except as otherwise set forth in an Employment Agreement and subject to Section 4.1.8, it is anticipated that Buyer shall ensure that each Employee who is employed by the Company immediately prior to the Closing Date, including those on vacation, leave of absence or disability, will be employed on and immediately following the Closing Date with an annual rate of base pay as set forth in Exhibit F hereto.
     (ii) Buyer and/or the Company shall maintain the Company’s current Plans which provide medical, dental, prescription drug (“Specified Welfare Plans”) through December 31, 2007 (“Benefit Transition Date”).
     (iii) Notwithstanding any provision in this Section 4.3.1(d) to the contrary, immediately following the Closing, Employees who are employed by the Company as of the Closing Date shall be eligible to accrue paid vacation time on a calendar year basis (and on a pro-rated basis for the remainder of the 2007 calendar year) under the Company’s current policies.
     (iv) Nothing in this Section 4.3.1(d) is intended, or shall be construed, as an employment agreement with respect to any Employee or to grant any Employee any right of continued employment other than on an “at will” basis.
          4.3.2 [Intentionally left blank]
          4.3.3 Further Assurances. Following the Closing Date, Buyer shall from time to time execute and deliver such additional documents and take such other actions as Sellers’ Representative reasonably requests to confirm the rights and obligations in this Agreement and render the Transactions effective.
          4.3.4 Director and Officer Liability, Indemnification and Insurance. Officers and directors of Company who remain directors or officers of Company or become directors or officers of Buyer or a Subsidiary of Buyer upon and after the Closing (the “Covered Persons”) will be eligible to receive the benefit of any indemnification provisions and officers’ and directors’ insurance and fiduciary liability insurance (“D&O Insurance”) available to similarly situated directors and officers of Buyer or an applicable Subsidiary of Buyer on terms and conditions comparable to such similarly situated directors and officers.
     4.4 Mutual Covenants
          4.4.1 Public Announcements and Confidentiality.
          (a) Before the Closing, Buyer, Company and the Selling Parties shall not (and shall ensure that their Affiliates, directors, officers, Employees, agents and other representatives do not) issue a press release or any other public written statement or disseminate any public communication through any form of media (including radio, television or electronic media) about this Agreement or the Transactions except, in the case of Buyer, with Company’s consent or, in the case of Company, with Buyer’s consent (except in each case as required by Applicable Law or as contemplated by Section 4.1.5 or in obtaining required Governmental Approvals or other Consents).
          (b) Each Party will (and will cause its Affiliates, directors, officers, Employees, agents and other representatives to) keep confidential non-public information about the proposed sale and the terms and conditions of this Agreement (unless it is required to disclose such information by Applicable Law or as contemplated by Section 4.1.5 or in connection with obtaining required Governmental Approvals or other Consents or in connection with AIM). If a Party is required to disclose the information by Applicable Law:
     (i) it will (to the extent not prohibited under Applicable Law) give the other Parties prompt written notice of this proposed disclosure so that any of them can seek a protective order; and
     (ii) if there is no such protective order, the disclosing Party may disclose the information that, in its counsel’s opinion, it is required to disclose, after giving the other Parties written notice (to the extent not prohibited under Applicable Law) specifying this information as far in advance of disclosure as practicable and using commercially reasonable efforts to obtain assurances that the information disclosed will be treated confidentially.
          (c) If this Agreement terminates, each Party will (and will cause its Affiliates, directors, officers, Employees, agents and other representatives to) promptly return to each other Party, and not retain copies of, that other Party’s written proprietary information supplied in connection with this Agreement and agrees to keep such information confidential as provided in subsection (b) hereof..
          4.4.2 Disclosure Schedules.
          (a) Any matter disclosed on one schedule delivered to Buyer or Company (as applicable) hereunder for purposes of modifying a representation, warranty or covenant of Company, any Selling Party, or Buyer (as applicable), shall be deemed to modify only the representation, warranty or covenant to which such schedule relates (except as cross referenced in such schedules).
          (b) Notwithstanding anything to the contrary herein, at any time and from time to time prior to the Closing, Company may supplement a schedule delivered to Buyer under Section 3.1 hereof (or deliver additional schedules) (other than Schedule 3.1.22,) solely with respect to any event, fact or circumstance arising after the date hereof for purposes of updating any representation or warranty of Company contained in Section 3.1 and Buyer may supplement a schedule delivered to Company, the Selling Parties under Section 3.4 hereof (or deliver additional schedules) solely with respect to any event, fact or circumstance arising after the date hereof for purposes of updating any representation or warranty of Buyer contained in Section 3.4 hereof (in any case, a “Schedule Update”). If the matters disclosed in the Schedule Update have, or would reasonably be expected to have, a Company Material Adverse Effect or a Buyer Material Adverse Effect (as applicable), Buyer or Sellers’ Representative (as applicable) shall be entitled to terminate this Agreement in accordance with the provisions of Section 6.1(v) hereof. Nothing herein shall relieve any party from liability for a breach of representation or warranty by virtue of such updating of schedules.
          (c) Without limiting the foregoing, Company, and the Selling Parties shall deliver to Buyer Schedule Updates (to the extent that information required to be disclosed on such Schedules has changed, and dated as of a date not more than five Business Days prior to the

Closing) for the following Schedules at least three (3) Business Days prior to the Closing: Schedule 3.1.8(b)(i) (ERISA Clients); Schedule 3.1.13 (Contract Matters); Schedule 3.1.16(a) (Clients); Schedule 3.1.18 (Company Litigation); and Schedule 3.1.27 (Wrap Programs).
     4.5 Restrictive Covenants.
          4.5.1 Acknowledgements. The Selling Parties (including the Non-Compete Parties) acknowledge that: (a) Company and the Business includes confidential information that Buyer is acquiring through the Transactions (“Confidential Information”) consisting of any and all (i) trade secrets or other Intellectual Property, (ii) non-public information concerning Company Products and Clients, (iii) information concerning Company and the Business, however documented and (iv) notes, analysis, compilations, studies, summaries, working papers or other materials prepared by or for Company or the Business containing, based on, in whole or in part, or derived from any information included in clauses (i), (ii) or (iii) above; (b) the Company Products and services comprising the Business are, or may be, marketed throughout the United States and internationally; (c) Company and the Business compete with other businesses that are or could be located in any part of the United States or internationally; (d) Buyer has required the covenants set forth in this Section 4.5 as a condition to Buyer entering into this Agreement; (e) the covenants set forth in this Section 4.5 are reasonable and necessary to protect and preserve Company and the Business and (f) Company, the Business and Buyer will be irreparably harmed and damaged if the covenants in this Section 4.5 are breached.
          4.5.2 Confidentiality. The Selling Parties (including the Non-Compete Parties) each agree that, except as otherwise provided in this Section 4.5, from and after the Closing, none of them will, at any time, disclose to any unauthorized Person or use for its own account or for the benefit of any third party any Confidential Information, whether any of them have such information in memory or embodied in a writing or other physical form, without Buyer’s prior written consent, unless and to the extent that (a) the Confidential Information is or becomes generally known to and available for use by the public other than as a result of the fault of any Selling Party (including any Non-Compete Party) or the fault of any other Person bound by a duty of confidentiality to Buyer or Company, (b) the disclosure thereof is required by a court of competent jurisdiction or otherwise by Applicable Law, or (c) the disclosure thereof is necessary in connection with the enforcement of this Agreement. If a Selling Party (including any Non-Compete Party) becomes legally compelled to disclose any Confidential Information, such Selling Party shall (i) provide Buyer with prior written notice (to the extent not prohibited under Applicable Law) of the need for such disclosure and the required content of such disclosure, (ii) if disclosure is required, furnish only that portion of the Confidential Information which, in the written opinion of legal counsel, is legally required, and (iii) reasonably cooperate with Buyer, at Buyer’s request and sole expense, to enable Buyer to obtain reliable assurances that confidential treatment will be accorded to the Confidential Information. As requested by Buyer, the Selling Parties (including the Non-Compete Parties) agree to deliver to Buyer at any time at or following the Closing any or all Confidential Information, whether in hardcopy, electronic, disk or other form, that may be in the Selling Parties’ (including the Non-Compete Parties’) possession or control. The obligations in this Section 4.5.2 shall survive the Closing indefinitely.
          4.5.3 Non-Competition; Non-Solicitation. Each Non-Compete Party, for and in consideration of the aggregate Purchase Price to be received under this Agreement in connection with the sale of the Purchased Equity, and for other valuable consideration, the receipt and sufficiency of which is hereby acknowledged, agrees that:
          (a) For the Applicable Non-Compete Period, such Non-Compete Party shall not, directly or indirectly:
     (i) Engage (or assist any other Person (except Company and Buyer)) in any business, enterprise, employment, or investment management or advisory service (whether as sub-adviser, adviser or otherwise) that competes with Company, or its successor, the Company Products or the Business in any Designated Field (as defined below) (a “Competing Business”); provided however this subsection (i) shall not apply to Patricia Kerry Woodruff; or
     (ii) invest in, own, manage, operate, finance, control or participate in the ownership, management, operations, financing or control of, lend their names or similar names to, lend their credit to, render services or advice to, or otherwise assist, any Competing Business; provided however this subsection (ii) shall not apply to Patricia Kerry Woodruff; or
     (iii) solicit for themselves or any other Person (or assist any other Person in soliciting), except Company and Buyer, the proxy or vote of any shareholders of Buyer; or
     (iv) otherwise solicit (or assist any Person in soliciting) for a Competing Business the business of (except Company and Buyer) any Person known to them to be, a Client of Company, or its successor; or
     (v) otherwise induce or attempt to induce (or assist any other Person in inducing) any Client of Company, or its successor, to cease doing business with Company, or its successor, or in any way interfere with the relationship between any Client of Company, or its successor, and Company, or its successor.
For purposes hereof, “Designated Field” means the provision of discretionary, non-discretionary or other portfolio management or investment advisory services (whether as adviser, subadviser, or otherwise, and whether in the form of model portfolios, discretionary management or otherwise) with respect to any account, fund, pooled investment vehicle or other product or service (whether registered or exempt from registration under the Investment Company Act.)
          (b) Beginning on the date this Agreement is executed and delivered by the Parties until the Closing, and for the Applicable Non-Compete Period, such Non-Compete Party shall not, directly or indirectly, solicit, hire or employ, or otherwise engage (or assist any other Person in soliciting, hiring, employing or otherwise engaging) as an employee, independent contractor or otherwise, (i) any Employee of Company or the Business or (ii) any other Non-Compete Party.

          4.5.4 Exceptions.
          (a) Notwithstanding the restrictions contained in Section 4.5.3(a) above, a Non-Compete Party may purchase or otherwise acquire, and hold, any class of securities of any enterprise (as a passive investment and without otherwise participating in the activities of such enterprise) if such securities are listed on any national securities exchange or have been registered under Section 12(g) of the Exchange Act and represent less than five percent in value of the outstanding securities of such enterprise.
          (b) Notwithstanding the restrictions contained in Section 4.5.3(a) and (b) above, a Non-Compete Party that remains an employee of Company, or becomes an employee of Buyer or a Subsidiary of Buyer, upon and after the Closing, may (for so long as such Non-Compete Party remains an employee of Buyer or a Subsidiary of Buyer (including Company as a Subsidiary of Buyer post-Closing)) take actions within the scope of such Non-Compete Party’s employment on behalf of his or her employer (i.e., Buyer or a Subsidiary of Buyer) or its Affiliates without violating the restrictions contained in Section 4.5.3(a) and (b) above.
          (c) Notwithstanding anything to the contrary set forth in Section 4.5.3, in no event shall any Selling Party be deemed to be restricted from engaging in any Permitted Activity.
          4.5.5 Reasonable Covenants. The Selling Parties (including the Non-Compete Parties) agree that each of the covenants set forth in this Section 4.5 is reasonable with respect to its scope, duration and geographic area.
          4.5.6 Extension of Restricted Period. In the event of breach by a Non-Compete Party of any covenant set forth in Section 4.5.3, as determined by agreement among the Parties or by a Governmental Authority of competent jurisdiction, the term of such covenant shall be extended by the period of the duration of such breach with respect to the breaching Non-Compete Party.
          4.5.7 Severability of Covenants. If any of the covenants set forth in this Section 4.5 are held to be unreasonable, arbitrary or against public policy, such covenants will be considered divisible with respect to scope, time, and geographic area, and in such lesser scope, time and geographic area will be effective, binding and enforceable.
          4.5.8 Remedies. The Selling Parties acknowledge that in the event of a breach of Section 4.1.4, 4.4.1 or 4.5 this Agreement by any Selling Party or Company (as applicable), money damages would be inadequate and Buyer would have no adequate remedy at law. Accordingly, the Selling Parties and Company agree that Buyer shall have the right, in addition to any other rights and remedies existing in its favor with respect to any such breach, to enforce its rights and the Selling Parties’ and Company’s obligations under this Agreement not only by an action or actions for damages under this Agreement but also by an action or actions for specific performance, injunction and/or other equitable relief, without posting any bond or security. Without limiting the foregoing, in the case of a breach or threatened breach of Section 4.5 of this Agreement, Buyer shall have the right to obtain injunctive or other equitable relief to restrain any breach or threatened breach, or otherwise to enforce specifically the provisions, of

Section 4.5 of this Agreement (it being agreed that money damages alone will be inadequate to compensate Buyer and will be an inadequate remedy for such a breach or threatened breach).
          4.5.9 Termination of Certain Rights. Effective as of the Closing Date, each Selling Party on his, her or its behalf and on behalf of his, her or its (i) heirs, executors, administrators, agents, successors and assigns or (ii) predecessors, parents, subsidiaries, affiliates and other related entities, as well as any current or former benefit plan administrators, and their respective trustees, officers, directors, stockholders or members (whether their ownership interests are held directly or indirectly), partners, agents, attorneys, employees, successors and assigns (the “Releasor Persons”), as applicable, hereby irrevocably and unconditionally releases, waives and discharges the Company and its predecessors, parents, subsidiaries, affiliates and other related entities, and all of its respective, past, present and future officers, directors, stockholders, affiliates, agents, representatives, successors and assigns, other than the Releasor Persons (“Released Parties”) of action, suits, debts, dues, sums of money, accounts, bonds, bills, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, judgments, executions, claims and demands of every type and nature whatsoever, known or unknown, in law or equity (each a “Claim” and collectively, the “Claims”) relating to, arising out of or in connection with the Company, its business and/or its assets, including any Claims relating to, arising out of or resulting from the Releasor Person’s status, relationship, affiliation, rights, obligations and/or duties as a director, officer, employee or securityholder of the Company, for all periods through the time immediately prior to the Closing Date.
     The undersigned hereby represents and warrants that in his, her or its capacity as a securityholder of the Company, he, she or it has no knowledge of any claims that he, she or it may have against the Released Parties.
          4.5.10 Certain Tax Matters. The Selling Members shall be responsible for preparing and causing to be filed the income Tax Returns of the Company for the period from January 1, 2007 until the Closing, and shall use reasonable best efforts to cause the income Tax Returns for the Company for that period to be prepared and filed by the due date for those Tax Returns without extension. Any income Tax Return to be prepared and filed by the Selling Members or the Company (other than personal tax returns of the Selling Parties) prior to the Closing, or relating to periods prior to the Closing, shall, to the extent permitted by Applicable Law and the relevant facts, be prepared on a basis consistent with that Person’s last previous similar Tax Return. The Selling Members and the Company shall provide a copy of each such income Tax Return (other than personal tax returns of the Selling Parties) to the Buyer reasonably in advance of filing such Tax Return and shall consult with Buyer should Buyer so request concerning each such Tax Return. Each Party shall reasonably cooperate, and shall cause their respective Affiliates, employees and agents to reasonably cooperate, in preparing and filing all Tax Returns and in any subsequent proceedings that may reasonably be expected to result in any Tax Claims, including maintaining and making available to each other all records that are necessary for the preparation of any Tax Returns that the applicable Party is required to file and providing such other assistance as the other Party may reasonably request.
ARTICLE V
CONDITIONS PRECEDENT TO THE CLOSING

     5.1 Conditions to Each Party’s Obligations. The obligations of the Selling Parties on the one hand, and Buyer, on the other hand, to consummate the Transactions are subject to the fulfillment, on or before the Closing Date, of the following conditions:
          5.1.1 No Injunction, etc. No court or other Governmental Authority has issued an order, injunction, decree, stipulation or judgment, and there is no action, proceeding or other Litigation pending before a court or other Governmental Authority, restraining, enjoining or otherwise prohibiting consummation of the Transactions (or seeking to restrain, enjoin or otherwise prohibit consummation of the Transactions). No court or other Governmental Authority has promulgated, entered or issued, or determined to be applicable to this Agreement, any Applicable Law making the consummation of the Transactions illegal, and no action, proceeding or other Litigation with respect to the application of any such Applicable Law is pending.
          5.1.2 Governmental Approvals. Any Governmental Approvals required to be made or obtained in connection with executing and delivering this Agreement or consummating the Transactions have been made or obtained, on terms acceptable to the Party obtaining the Governmental Approval (or whose Affiliate obtained the Governmental Approval).
          5.1.3 Consent of Board of Directors. The Company shall have caused the Consent of Board of Directors attached as Exhibit G to be duly executed, a copy of which shall have been provided to Buyer.
     5.2 Conditions to Buyer’s Obligations. Buyer’s obligations to consummate the Transactions are also subject to the fulfillment, on or before the Closing Date, of the following conditions:
          5.2.1 Representations Concerning Company. The representations and warranties provided by Company in Section 3.1:
     (i) were true and correct as of the date of this Agreement (except representations and warranties made as of a certain date, which were true and correct as of such date), except for breaches of such representations and warranties that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect disregarding for purposes of this Section 5.2.1 any qualification as to materiality set forth in such representation or warranty); and
     (ii) are repeated and are true and correct as of the Closing Date with the same effect as though made on and as of the Closing (except representations and warranties made as of a certain date, which are so measured as of such date), except for breaches of such representations and warranties that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect disregarding for purposes of this Section 5.2.1 any qualification as to materiality set forth in such representation or warranty).
Company has delivered to Buyer a certificate, dated the Closing Date, certifying the matters in this Section 5.2.1.

          5.2.2 Representations Concerning the Selling Parties. The representations and warranties provided by the Selling Parties in Section 3.2:
     (i) were true and correct as of the date of this Agreement (except representations and warranties made as of a certain date, which were true and correct as of such date), except for breaches of such representations and warranties that, individually or in the aggregate, would not reasonably be expected to have a Selling Party Material Adverse Effect (disregarding for purposes of this Section 5.2.2 any qualification as to materiality in such representation or warranty) and
     (ii) are repeated and are true and correct in all respects of the Closing Date with the same effect as though made on and as of the Closing (except representations and warranties made as of a certain date, which are so measured as of such date), except for breaches of such representations and warranties that, individually or in the aggregate, would not reasonably be expected to have a Selling Party Material Adverse Effect (disregarding for purposes of this Section 5.2.2 any qualification as to materiality in such representation or warranty).
Each of the Selling Parties have delivered to Buyer a certificate, dated the Closing Date, certifying the matters in this Section 5.2.2.
          5.2.3 Performance. Company and each of the Selling Parties have duly performed and complied in all material respects with the obligations and conditions that it, he or she must comply with under this Agreement by or before Closing. Each of Company and each of the Selling Parties have delivered to Buyer a certificate, dated the Closing Date, certifying the matters in this Section 5.2.3.
          5.2.4 Opinions of Counsel. Buyer has received an opinion, addressed to it and dated the Closing Date, of Kirk Pinkerton, special counsel to Company, substantially in the form of Exhibit H (with any changes that are mutually acceptable).
          5.2.5 Tax Certificate and Other Tax/Financial Matters.
     (i) Each Selling Party has delivered to Buyer on the Closing Date affidavits or certificates in form and substance reasonably satisfactory to Buyer needed to exempt the sale of the Purchased Equity to be sold at the Closing from Section 1445(a) of the Code, in substantially the form of Exhibit I and Exhibit J, respectively.
     (ii) Company shall have delivered to Buyer copies of the Company’s audited financial statements for the fiscal year ended December 31, 2005 and 2006 and for the three years then ended, and copies of Company’s unaudited financial statements for the six months ended June 30, 2007 (including a statement of income, balance sheet and statement of cash flows).
          5.2.6 No Proceedings. Without limiting Section 5.1.1, there is no action, proceeding, investigation or other Litigation by or before the SEC, the DOL or other

Governmental Authority pending or, to Company’s Knowledge or in Company’s reasonable good faith judgment, threatened, against Company or the Business which could reasonably be expected to have a Company Material Adverse Effect.
          5.2.7 Employment Agreements and Related Matters. The Employment Agreement is in full force and effect (but for the Closing) and there is no default under it on the part of the employee party thereto. The Employee who executed and delivered the Employment Agreement as contemplated in this Agreement shall have executed and delivered a Release in the form of Exhibit K, which is in full force and effect (but for the Closing).
          5.2.8 Stockholder Approval. The Agreement and the Transaction contemplated herein have been approved by Buyer’s stockholders.
          5.2.9 Readmission to AIM. The readmission of Buyer Common Stock to AIM shall have become effective in accordance with the rules for AIM companies.
          5.2.10 Certificates; Other Documents.
          (a) At the Closing, the Selling Members will deliver to Buyer (or its designated Subsidiary) certificates representing the Purchased Interests, duly endorsed (or accompanied by duly executed powers), for transfer to Buyer (or its designated Subsidiary), or, if uncertificated, such other documentation evidencing the transfer of the Purchased Interests to Buyer (or its designated Subsidiary) as Buyer may reasonably request as necessary or appropriate to transfer good and marketable title to Buyer (or its designated Subsidiary) free and clear of any Lien or other Adverse Claim.
          (b) The Selling Parties also shall have delivered such other customary Closing certificates, instruments and other documents as reasonably requested by Buyer.
          5.2.11 No Insolvency. Neither Company nor any Selling Party shall have filed any voluntary petition under any Applicable Law relating to bankruptcy, insolvency, reorganization, protection from creditors or similar matters, no involuntary petition has been filed against Company nor any Selling Party under any such Applicable Law and not stayed or dismissed, and, to Company’s, and each Selling Party’s Knowledge, no such petition is threatened to be filed against Company or any Selling Party by any Person.
          5.2.12 No Material Adverse Effect. Since the date of this Agreement, no Company Material Adverse Effect or Selling Party Material Adverse Effect has occurred.
          5.2.13 Resignation of Certain Directors, Managers and Officers. Such directors, managers or officers of Company as Buyer may identify prior to the Closing shall have tendered resignation letters resigning (effective upon the Closing occurring) their positions (but not their employment, if they are employees of Company) as directors, managers or officers of Company, and copies of such resignation letters shall have been provided to Buyer at the Closing.
          5.2.14 Lock-in Deed. Mr. Wood shall have entered into a Lock-in Deed substantially in the Form of Exhibit E.

          5.2.15 Minimum Working Capital. As of the Closing Date, Company shall have working capital (defined as Current Assets less Current Liabilities of not less than $0 subject to Section 4.3.1(d)(iv). Company shall have executed and delivered to Buyer a certificate, dated as of the Closing date, certifying as to the matters in this Section 5.2.15.
     5.3 Conditions to Selling Parties’ Obligations. The Selling Parties’ obligations to consummate the Transactions are also subject to the fulfillment, on or before the Closing Date, of the following conditions:
          5.3.1 Representations. Buyer’s representations and warranties provided by Buyer in Section 3.4:
     (i) were true and correct as of the date of this Agreement (except representations and warranties made as of a certain date, which were true and correct as of such date), except for breaches of such representations and warranties that, individually or in the aggregate, would not reasonably be expected to have a Buyer Material Adverse Effect (disregarding for purposes of this Section 5.3.1 any qualification as to materiality set forth in such representation or warranty); and
     (ii) are repeated and are true and correct as of the Closing Date with the same effect as though made on and as of the Closing (except representations and warranties made as of a certain date, which are so measured as of such date), except for breaches of such representations and warranties that, individually or in the aggregate, would not reasonably be expected to have a Buyer Material Adverse Effect (disregarding for purposes of this Section 5.3.1 any qualification as to materiality set forth in such representation or warranty).
Buyer has delivered to the Selling Parties a certificate, dated the Closing Date, certifying the matters in this Section 5.3.1.
          5.3.2 Performance. Buyer has duly performed and complied in all material respects with its obligations and conditions that it must comply with under this Agreement by or before Closing. Buyer has delivered a certificate to the Selling Parties, dated the Closing Date, certifying the matters in this Section 5.3.2.
          5.3.3 Opinions of Counsel. The Selling Parties have received an opinion, addressed to them and dated the Closing Date, of Mintz Levin Cohn Ferris Glovsky and Popeo P.C., special counsel to Buyer, substantially in the form of Exhibit L (with any changes that are mutually acceptable).
          5.3.4 Employment Agreements. Each of the Employment Agreements is in full force and effect, but for the Closing, and there is no default under it on the part of the employees party thereto.
          5.3.5 No Insolvency. Buyer has not filed any voluntary petition under any Applicable Law relating to bankruptcy, insolvency, reorganization, protection from creditors or similar matters, no involuntary petition has been filed against Buyer under any such Applicable

Law and not stayed or dismissed, and, to Buyer’s Knowledge, no such petition is threatened to be filed against Buyer by any Person.
          5.3.6 No Buyer Material Adverse Change. Since the date of this Agreement, no Buyer Material Adverse Effect has occurred.
          5.3.7 Other Documents. Buyer shall have delivered such other customary Closing certificates, instruments and other documents as requested by Seller’s Representative.
ARTICLE VI
TERMINATION
     6.1 Termination. This Agreement may be terminated before the Closing Date:
     (i) Mutual Agreement: by the written agreement of Buyer and Seller’s Representative;
     (ii) Lapse of Time: by Buyer by written notice to Sellers’ Representative, on the one hand, or by Sellers’ Representative by written notice to Buyer, on the other hand, at any time after 5:00 p.m., New York City time, at any time after the date that is 180 days after the date of this Agreement if the Closing has not occurred by then (unless due to a material breach of this Agreement by Buyer, if Buyer is seeking to terminate, or by Company or a Selling Party, if the Seller’s Representative is seeking to terminate), unless this date is extended by the mutual written consent of Buyer and Sellers’ Representative;
     (iii) Buyer Terminates for Material Breach: by Buyer if a Selling Party or Company has breached (if a representation, warranty or covenant contains a materiality qualifier) or materially breached (if a representation, warranty or covenant does not contain a materiality qualifier) any of its, his or her representations, warranties or obligations in this Agreement and, with respect to a breach of the representations and warranties in Sections 3.1 or 3.2, such breach would reasonably be expected to have a Company Material Adverse Effect, or Selling Party Material Adverse Effect (as applicable) and (if not a willful breach) has not cured this breach within 10 Business Days of receiving notice of the breach; provided that Buyer has performed and complied, in all respects (if a representation, warranty or covenant contains a materiality qualifier) or in all material respects (if a representation, warranty or obligations does not contain a materiality qualifier), with its representations, warranties and obligations required by this Agreement to have been performed or complied with before this time;
     (iv) Sellers’ Representative Terminates for Material Breach: by Sellers’ Representative if Buyer has breached (if a representation, warranty or covenant contains a materiality qualifier) or materially breached (if a representation, warranty or covenant does not contain a materiality qualifier) any of its, his or her representations, warranties or obligations in this Agreement and, with respect to a breach of the representations and warranties in Sections 3.4, such breach would reasonably be expected to have a Buyer Material Adverse Effect and (if not a willful breach) has not cured this breach within 10 Business Days of receiving notice of the breach; provided that the Selling Parties and Company have performed and complied, in all respects (if a representation, warranty or covenant contains a materiality qualifier) or in all material respects (if a representation, warranty or covenant does not contain a materiality qualifier), with its representations, warranties and obligations required by this Agreement to have been performed or complied with before this time;
     (v) Termination for Matters on Schedule Updates: by Buyer or Sellers’ Representative (as applicable) within five (5) Business Days after any permitted Schedule Update is delivered by Company or Buyer (as applicable) if such Schedule Update discloses matters or events that had, or would reasonably be expected to have, a Company Material Adverse Effect or Selling Party Material Adverse Effect, in the case of a Schedule update delivered by Company, or a Buyer Material Adverse Effect, in the case of a Schedule Update delivered by Buyer;
     (vi) Buyer’s Stockholder Consent: by either Buyer or Sellers’ Representative, if, at the stockholder meeting of Buyer (including any adjournments thereof), this Agreement and the transactions contemplated thereby shall fail to be approved and adopted by the affirmative vote of the holders of Buyer Common Stock required under Buyer’s certificate of incorporation;
     (vii) Violation of Law: by Seller’s Representative by written notice to Buyer, on the one hand, or by Buyer, by written notice to Seller’s Representative, on the other hand, if consummation of the Transactions would violate a final non-appealable order of a federal or state court or other Governmental Authority; or there shall be any action taken, or any statute, rule, regulation or order enacted, promulgated or issued or deemed applicable to the Transactions by a federal or state court or other Governmental Authority which would make the consummation of the Transactions illegal.
     6.2 Effect of Termination. If this Agreement is terminated in accordance with Section 6.1, it shall become void and have no effect, without any obligation or Liability to any Person in respect of the Agreement or of the Transactions on the part of any Party, or a Party’s directors, officers, Employees, agents, representatives, advisers, stockholders, members, partners or Affiliates, except that (a) the provisions of this Section 6.2 and ARTICLE VIII (and related definitions) shall remain in full force and effect and shall survive any termination of this Agreement and (b) any termination shall be without prejudice to a non-breaching Party’s rights to seek damages and other Losses for any material or willful breach of this Agreement.
ARTICLE VII
INDEMNIFICATION
     7.1 Indemnification to Buyer. In accordance with this Article VII each of the Selling Parties, severally and not jointly, shall defend, indemnify and hold harmless each of Buyer,

Buyer’s Affiliates, and their respective officers, directors, Employees, shareholders, members, successors, assigns, agents, advisers and representatives (collectively, the “Buyer Indemnitees”) from and against, and shall pay or reimburse Buyer Indemnitees for, any obligation, loss, demand, fines, penalties, royalties, cost, expense, fee, Litigation, judgment, order, decree, injunction, stipulation, deficiency, damage or other Liability (whether absolute, accrued, fixed, conditional, contingent, known or unknown, or otherwise, and whether or not resulting from third party claims, and including reasonable attorneys’ and accountants’ fees and expenses incurred in the investigation or defense of any of the same or in asserting, preserving or enforcing any of their respective rights hereunder), (collectively, “Losses”) that any of them may become subject to, or shall incur or suffer, resulting from, relating to or arising out of:
     (i) a breach of a representation or warranty when made or deemed made by Company or such Selling Party under this Agreement or in a certificate delivered by Company or such Selling Party under this Agreement;
     (ii) (A) a breach or non-fulfillment of a covenant or other obligation of such Selling Party under this Agreement, or (B) a breach or non-fulfillment of a covenant or other obligation of Company applying at or before the Closing under this Agreement;
     (iii) any Indemnifiable Liability, Violation of Law Claim or Litigation Claim with respect to the Company or such Selling Party; or
     (iv) any untrue statement of material fact, or any omission to state a material fact required to be stated or necessary to make statements therein not misleading, by Company or such Selling Party contained in any Governmental Approval or other Consent that is required to be filed, solicited or obtained by Company or such Selling Party prior to Closing under this Agreement; provided, however, that such indemnification shall not relate to any statement or information provided by Buyer or its Affiliates that is included in any such Governmental Approval or other Consent.
     7.2 Indemnification to the Selling Parties. Buyer shall defend, indemnify and hold harmless each Selling Party and its Affiliates, officers, directors, Employees, shareholders, members, successors, assigns, agents, advisers and representatives (collectively, the “Company Indemnitees”) from and against, and shall pay or reimburse the Company Indemnitees for, any Losses that any of them may become subject to, or shall incur or suffer, resulting from, relating to or arising out of:
     (i) a breach of a representation or warranty when made or deemed made by Buyer under this Agreement or in a certificate delivered by Buyer under this Agreement;
     (ii) a breach or non-fulfillment of a covenant or other obligation of Buyer under this Agreement; or
     (iii) any untrue statement of material fact, or any omission to state a material fact required to be stated or necessary to make statements therein not misleading, by Buyer or its designated Subsidiary contained in any Governmental Approval or other Consent that is required to be filed, solicited or obtained by Buyer or its designated Subsidiary prior to Closing under this Agreement; provided, however, that such indemnification shall relate only to any statement or fact relating to Buyer or any of its Affiliates included in any such Governmental Approval or other Consent or to any omission by Buyer or its Affiliates in any such statement or fact supplied by them to state a material fact required to be stated or necessary to make any such statements or facts not misleading.
     7.3 Third Party Claims. If a third party asserts a claim against a Person entitled to indemnification under this Agreement (“Indemnified Party”):
     (i) The Indemnified Party shall give notice to the Party required to provide indemnification (“Indemnifying Party”) promptly after gaining actual knowledge of the claim as to which indemnity may be sought. If the Indemnified Party does not give this notice, the Indemnifying Party must still fulfill its indemnification obligations except to the extent that this failure actually and materially prejudices the Indemnifying Party’s rights.
     (ii) The Indemnifying Party (at its own expense) may assume the defense of the claim, or Litigation resulting from the claim, with counsel reasonably satisfactory to the Indemnified Party. In such case, or in the event that that the Indemnified Party may have available to it one or more material defenses or counterclaims that are inconsistent with one or more of those that may be available to the Indemnifying Party in respect of such claim or any Litigation relating thereto, the Indemnified Party may participate in such defense at the Indemnified Party’s expense.
     (iii) The Indemnifying Party cannot consent to entry of a judgment, or enter into a settlement, without the Indemnified Party’s prior written consent, unless the judgment or settlement is only for monetary damages which the Indemnifying Party pays in full and the judgment or settlement includes an unconditional release in favor of the Indemnified Party with respect to the underlying claim and any related Litigation.
     (iv) If the Indemnifying Party does not accept the defense of any matter as provided above, the Indemnified Party can defend against the claim, and any related Litigation, and may settle the claim, and any related Litigation, with the Indemnifying Party’s prior written consent (not to be unreasonably withheld or delayed).
     (v) In the event the Indemnified Party shall in good faith determine that the conduct of the defense of any claim, and any related Litigation, subject to indemnification hereunder or any proposed settlement of any such claim, and any related Litigation, by the Indemnifying Party might reasonably be expected to materially impair the ability of Buyer, any Affiliate of Buyer or a Private Fund, to conduct its business in substantially the manner conducted but for such claim, the

Indemnified Party shall have the right at all times to take over and assume control over the defense, settlement, or negotiations with respect to, or Litigation relating to, any such claim at the sole cost of the Indemnifying Party; provided, that if the Indemnified Party does so take over and assume control, the Indemnified Party shall not settle such claim, or any related Litigation, without the Indemnifying Party’s prior written consent (not to be unreasonably withheld or delayed).
     (vi) Each Party shall cooperate in defending any claim, or Litigation relating thereto, subject to this Section 7.3 and make its records relating to the defense available to the others (subject to the Parties entering into a mutually acceptable joint defense or similar agreement).
     7.4 Limitation of Liability.
          (a) Subject to paragraphs (b)-(d) below:
     (i) unless such claim or series of related claims for which Buyer or the Selling Parties (as applicable) is otherwise entitled to indemnification pursuant to Section 7.1 or Section 7.2 (as applicable) equals or exceeds $5,000 (“Minimum Claim Amount”) (without limiting the forgoing, for the avoidance of doubt, it is understood that claims will be aggregated for purposes of the Minimum Claim Amount if multiple claims arise from the same cause), the Selling Parties or Buyer (as applicable) shall not be liable for any Losses with respect to any claim or series of related claims in the event that such Losses are less than $5,000 (it being understood that any such claims shall not be counted for purposes of the Deductible Amount);
     (ii) except with respect to Buyer Dollar One Claims (Subject to Purchase Price Cap), the Selling Parties shall not be required to indemnify Buyer hereunder with respect to claims for Losses under Section 7.1 unless the aggregate amount of Losses for which Buyer is otherwise entitled to indemnification pursuant to Section 7.1 equals or exceeds one half of one percent of the Purchase Price (the “Deductible Amount”) (it being understood and agreed that the Deductible Amount is intended as a deductible, and the Selling Parties shall not be liable for any Losses less than the Deductible Amount for which Buyer is otherwise entitled to indemnification, except as specifically provided for in this Agreement); and
     (iii) Buyer shall not be required to indemnify the Selling Parties hereunder with respect to claims for Losses under Section 7.2 unless the aggregate amount of Losses for which the Selling Parties are otherwise entitled to indemnification pursuant to Section 7.2 equals or exceeds the Deductible Amount (it being understood and agreed that the Deductible Amount is intended as a deductible, and Buyer shall not be liable for any Losses less than the Deductible Amount for which the Selling Parties are otherwise entitled to indemnification, except as specifically provided for in this Agreement).

          (b) Subject to paragraphs (c)-(d) below:
     (i) except with respect to Buyer Dollar One Claims (Subject to Purchase Price Cap) or losses covered in subsection (iii) hereof, (A) no Losses shall be payable by the Selling Parties pursuant to Section 7.1 unless such Losses result from a claim, action, event or omission within Company’s Knowledge or Selling Party’s Knowledge, as applicable, (B) the aggregate Losses payable by the Selling Parties pursuant to Section 7.1 above with respect to all claims for indemnification shall not exceed an amount equal to the sum of fifty percent of the Purchase Price (“Maximum Amount”) and (C) the aggregate Losses payable by each Selling Party pursuant to Section 7.1 above with respect to all claims for indemnification shall not exceed an amount equal to the Maximum Amount multiplied by such Selling Party’s Pro Rata Share;
     (ii) except with respect to Losses resulting from, relating to or arising out of fraud, or any Tax Claim, (A) the aggregate Losses payable by the Selling Parties pursuant to Section 7.1 above with respect to all Buyer Dollar One Claims (Subject to Purchase Price Cap), together with other Losses payable by the Selling Parties pursuant to Section 7.1 above, shall not exceed the aggregate Purchase Price paid at the time the Buyer Claim (Subject to Purchase Price Cap) is asserted (“Purchase Price Cap”) and (B) the aggregate Losses payable by each Selling Party pursuant to Section 7.1 above with respect to all claims for indemnification shall not exceed an amount equal to the Purchase Price Cap multiplied by such Selling Party’s Pro Rata Share;
     (iii) in the case of Losses resulting from, relating to or arising out of fraud or any Tax Claim with respect to the Company, the aggregate Losses payable by each Selling Party pursuant to Section 7.1 above with respect to claims for indemnification for such Losses shall not exceed an amount equal to such Losses multiplied by such Selling Party’s Pro Rata Share;
     (iv) except with respect to Selling Party Claims, the aggregate Losses payable by Buyer pursuant to Section 7.2 with respect to all claims for indemnification shall not exceed an amount equal to the Maximum Amount; and
     (v) except with respect to Losses resulting from, relating to or arising out of fraud, the aggregate Losses payable by Buyer pursuant to Section 7.2 with respect to all Selling Party Claims, together with other Losses payable by Buyer pursuant to Section 7.2 above, shall not exceed the Purchase Price Cap.
          (c) All representations, warranties and covenants of the Parties shall survive the Closing as follows:
     (i) The representations and warranties of the Parties, claims based on breach or non-fulfillment of covenants to be performed by a Party prior to the Closing, Buyer Claims (Maximum Amount Capped), any Violation of Law Claim and any Litigation Claim shall survive the Closing and continue in full force and effect until the 18 month anniversary of the Closing Date (“Survival Period Cut-Off Date”), except, in each case, as provided below in this Section 7.4(c). Absent an exception below, claims for Losses under Section 7.1(i) or Section 7.2(i), claims based on breach or non-fulfillment of covenants to be performed by a Party prior to the Closing, Buyer Claims (Maximum Amount Capped), any Violation of Law Claim, or any Litigation Claim must be asserted by giving notice of such claims on or before the Survival Period Cut-Off Date.
     (ii) Any Tax Claim and any ERISA Matters Claim shall survive the Closing and continue in full force and effect until the expiration of the applicable statute of limitations period. Any Tax Claim or ERISA Matters Claim must be asserted by giving notice of such claims on or before the date on which the applicable statute of limitations period expires.
     (iii) The representations and warranties contained in Sections 3.1.1(a) and (b) (organization; authority), 3.1.2 (Interests), 3.1.4(a) (no conflicts with organizational documents), 3.1.5 (ownership of Company assets), 3.2.1(a) and (b) (organization; authority), 3.2.2 (equity interests), 3.2.3(a) (no conflicts with organizational documents), shall survive the Closing and continue in full force and effect indefinitely. A claim for a breach of Section 4.5.2 also shall survive the Closing indefinitely. Claims for Losses under Section 7.1(i) or 7.2(i) based on the representations and warranties set forth in this Section 7.4(c)(iii), or under Section 7.1(ii) for a breach of Section 4.5.2, can be asserted by giving notice of such claims at any time.
     (iv) A claim or action resulting from, relating to or arising out of any breach of Section 4.5.3 (restrictive covenants) shall survive the Closing for the Applicable Non-Compete Period, and for a further period equal to the longer of (1) the applicable statute of limitations period, or (2) the period expiring on the date that is 18 months after the date on which the Applicable Non-Compete Period ends (taking into account the effect of Section 4.5.6, as applicable). Liability for Selling Parties under Section 4.5.3 shall be several and not joint. Claims for a breach of Section 4.5.3 (restrictive covenants) must be asserted by giving notice of such claims on or before the last to occur of: (1) the date on which the applicable statute of limitations period expires, or (2) the date that is 18 months after the date on which the Applicable Non-Compete Period ends (taking into account the effect of Section 4.5.6, as applicable).
     (v) Except for a claim based on fraud, and unless a different survival period is provided for in this Section 7.4(c), a claim for Losses under Sections 7.1(ii) (other than claims based on a breach or non-fulfillment of a covenant to be performed by a Party prior to Closing), 7.1(iii) (but only for an Indemnifiable Liability based on a willful breach by any Selling Party, or by Company, of any covenant or other obligation contained in this Agreement) or 7.1(iv), or Sections 7.2(ii) (other than claims based on a breach or non-fulfillment of a covenant to be performed by a Party prior to Closing) or 7.2(iii), shall survive the Closing for the longer of (1) the applicable statute of limitations period, or (2) the period expiring on the date that is the Survival Period Cut-Off Date. Any such claims must be asserted by giving notice of such claims on or before the last to occur of: (1) the date on which the applicable statute of limitations period expires, or (2) the date that is the Survival Period Cut-Off Date.
     (vi) Claims for fraud survive the Closing indefinitely, and may be asserted by giving notice of such claims at any time.

          (d) The amount of any Losses for which indemnification is provided for under this Article VII shall be net of (i) any amounts recovered by Buyer or its Affiliates, or the Selling Parties or their Affiliates, for the same Losses for which indemnification is available under Article VII as a result of any indemnification by any third party (provided that nothing shall require Buyer or its Affiliates, or the Selling Parties or their Affiliates, to pursue any indemnity against any third party prior to, upon or after seeking indemnification under this Agreement), and (ii) any net Tax benefit actually realized by Buyer or its Affiliates, or the Selling Parties or their Affiliates, from the incurrence or payment of any such Losses. In computing the amount of any such Tax benefits, Buyer and its Affiliates, and the Selling Parties and their Affiliates, shall be deemed to recognize all other items of income, gain, loss, deduction or credit before recognizing any items arising from the receipt or accrual of any indemnity payment hereunder or the incurrence or payment of any indemnified Losses for which indemnification is provided under this Article VII. For purposes of this Agreement, Buyer and any of its Affiliates, and the Selling Parties and their Affiliates, shall be deemed to have “actually realized” a net Tax benefit to the extent that, and at such time as, the amount of Taxes payable by Buyer or such Affiliate, or the Selling Parties or their Affiliates, is reduced below the amount of Taxes that Buyer or such Affiliate, or the Selling Parties or their Affiliates, would have been required to pay but for the receipt or accrual of the indemnity payment or the incurrence or payment of such Losses for which indemnification is provided under this Article VII. If any amounts contemplated in this Section 7.4(d) are received by Buyer after payment by any Selling Party, or by any Selling Party after payment by Buyer, of any amount otherwise required to be paid to Buyer or the Selling Parties pursuant to this Article VII, Buyer shall repay to such Selling Party(ies), and the Selling Party(ies) shall repay to Buyer, promptly after receipt of such amounts, the amount that such Selling Party(ies), or Buyer, would not have had to pay pursuant to this Article VII had such amounts been received by Buyer prior to such Selling Party’s payment under this Article VII or by the Selling Party(ies) prior to Buyer’s payment under this Article VII, as the case may be.
          (e) Any indemnification payments made pursuant to this Article VII shall be treated by all Parties as an adjustment to the final aggregate Purchase Price paid hereunder for federal, state and local income tax purposes.
     7.5 Subrogation. If an Indemnified Party recovers any amount under this Article VII in respect of Losses, the Indemnifying Party or Parties shall be subrogated, to the extent of this recovery, to the Indemnified Party’s rights against any third party with respect to such Losses.
     7.6 Payment Option of Selling Parties. Any indemnification payment by the Selling Parties hereunder may include shares of Buyer Common Stock received as the Purchase Price, such shares to be valued at the then current market value as determined by the closing price for such stock on the day preceding payment.
     7.7 Expiration of Representations and Warranties; Scope of Liability.
          (a) Each of the representations and warranties of the Selling Parties and Buyer contained in this Agreement shall irrevocably expire on the last day on which any action or claim for breach of such representation or warranty may be brought or asserted pursuant to Section 7.4 above (the “Expiration Date”).

          (b) Buyer and the Selling Parties each acknowledge and agree that, except in the case of fraud or willful breach, or as provided in Section 4.5.8 or Section 7.6(a) above, their sole remedy against Buyer (in the case of the Selling Parties) and the Selling Parties (in the case of Buyer) for any matter arising out of the transactions contemplated by this Agreement is set forth in Section 7.1 (in the case of Buyer) and Section 7.2 (in the case of the Selling Parties), and that, except to the extent Buyer or the Selling Parties (as applicable) have asserted a claim for indemnification prior to the applicable Expiration Date, Buyer or the Selling Parties (as applicable) shall have no remedy against any of the Selling Parties (in the case of Buyer) or Buyer (in the case of the Selling Parties) for any breach of a representation or warranty made by any of them or by Company in this Agreement.
          (c) The Selling Parties and Buyer agree that the purpose of this Section 7.7 is to expressly provide that, except in the case of fraud or willful breach, or the remedy contemplated in Section 4.5.8 or Section 7.6(a), the Selling Parties and Buyer (as applicable) are to have no Liability whatsoever to Buyer (in the case of the Selling Parties) or to the Selling Parties (in the case of Buyer), except as set forth in Section 7.1 (in the case of the Selling Parties having Liability to Buyer) or Section 7.2 (in the case of Buyer having Liability to the Selling Parties), and accordingly agree that this Section 7.7 is to be construed broadly. Buyer and the Selling Parties each acknowledge that this Section 7.7 has been negotiated fully by Buyer and the Selling Parties and that neither the Selling Parties nor Buyer would have entered into this Agreement but for the inclusion of this Section 7.7.
ARTICLE VIII
MISCELLANEOUS
     8.1 Fees and Expenses
          (a) Except as provided in any other provision of this Agreement, the Selling Parties shall bear all expenses, costs and fees incurred by the Selling Parties or, up to the Closing, Company in connection with the Transactions, including, without limitation, (i) all attorneys’, brokers’ and auditors’ fees incurred by the Selling Parties, and, up to the Closing, Company, (ii) all expenses incurred by the Selling Parties, and, up to the Closing, Company in connection with the filings and submissions, and obtaining the Governmental Approvals and Consents, referred to in Section 4.1.2 and Section 4.1.5 and (iii) all expenses incurred by the Selling Parties, and, up to the Closing, Company in connection with preparing, executing and delivering this Agreement and complying with it, whether or not the Transactions are consummated.
          (b) Except as provided in any other provision of this Agreement, Buyer shall bear all expenses, costs and fees incurred by Buyer in connection with the Transactions, including, without limitation, (i) all attorneys’, brokers’ and auditors’ fees incurred by Buyer, (ii) all expenses incurred by Buyer in connection with the filings and submissions, and obtaining the Governmental Approvals, referred to in Section 4.3.1 and (iii) all expenses incurred by Buyer in connection with preparing, executing and delivering this Agreement and complying with it, whether or not the Transactions are consummated.

     8.2 Notices.
          (a) All notices, requests, demands and other communications made in connection with this Agreement shall be in writing and shall be (x) mailed by first-class, registered or certified mail, return receipt requested, postage prepaid, (y) transmitted by hand delivery or nationally recognized overnight courier, or (z) sent by facsimile, addressed as follows:
if to Buyer:
Titanium Asset Management Corp.
ComCenter at Lakewood Ranch
9040 Town Centre Drive #102
Bradenton, FL 34202
Attn: John Sauickie
Fax: (941) 827-9772
with copies to:
Mintz Levin Cohn Ferris Glovsky and Popeo, P.C.
One Financial Center
Boston, MA 01111
Attn: R. Mark Chamberlin, Esq.
Fax: (617) 542-2241
if to Company:
Wood Asset Management Inc.
Two North Tamiami Trail STE 1200
Sarasota, FL 34236
Attn: Gary Wood
Fax: (941) 906-9494
with copies to:
Kirk Pinkerton
50 Central Avenue
Suite 700
Sarasota, FL 34236
Attn: David Silberstein, Esq.
Fax: (941) 364-2490
or, in each case, such other address as may be specified in writing to the Party giving notice in accordance with this Section 8.2.
          (b) All such notices, requests, demands and other communications shall be deemed to have been received:

     (i) if mailed by first-class, registered or certified mail, return receipt requested, postage prepaid: on the fifth Business Day after mailing;
     (ii) if transmitted by hand delivery: on the day delivered;
     (iii) if sent prepaid by a nationally recognized overnight delivery service: on the first Business Day after mailing; and
     (iv) if sent by facsimile and the transmitting Party receives a transmission receipt dated the day of transmission in the recipient’s jurisdiction: on the day of transmission.
     8.3 Headings and Section, Schedule and Exhibit References. The headings in this Agreement are for convenience only and do not affect the Agreement’s meaning or interpretation. Unless otherwise specified, references to a Section, Schedule or Exhibit in this Agreement are references to a Section of, or Schedule or Exhibit to, this Agreement.
     8.4 Entire Agreement. This Agreement, together with the other documents executed by one or more Parties and delivered to another Party in connection with this Agreement, constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter of this Agreement. In clarification of, and not limitation of, the foregoing the parties agree that the 2006 Amended and Restated Stockholder’s Agreement dated January 1, 2006 between the Company and the Selling Parties shall terminate on the Closing Date. Notwithstanding the foregoing, the mutual Letter of Intent between the Parties effective as of February 15, 2007, shall remain in full force and effect in accordance with its terms.
     8.5 Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall together constitute one and the same instrument.
     8.6 Governing Law. This Agreement shall be governed in all respects (including as to validity, interpretation and effect) by the internal laws of the State of [Florida], without giving effect to its conflict of laws rules to the extent those rules are not mandatorily applicable by statute and would require or permit the application of another jurisdiction’s laws.
     8.7 Binding Effect. This Agreement shall be binding on and inure to the benefit of the Parties and their heirs, personal representatives, successors and permitted assigns.
     8.8 No Third-Party Beneficiaries. Except as provided in Section 6.2 (with respect to the limitation of liability on termination of this Agreement) and in Article VII (with respect to indemnification), nothing in this Agreement confers any rights on any Person except the Parties and their heirs, personal representatives, successors and permitted assigns.
     8.9 Amendment; Waivers.

          (a) Amendments, modifications and discharges of this Agreement, and waivers under it, are only valid and binding if in writing and duly executed by the Party against whom enforcement of the amendment, modification, discharge or waiver is sought.
          (b) Waivers waive only the specific matter described in the writing and do not impair the rights of the Party granting the waiver in other respects or at other times. A Party’s waiver of a breach of a provision of this Agreement will not constitute a waiver of a similar breach. No failure by any Party to enforce any right or provision under this Agreement, or take any action with regards to any breach of this Agreement or default by the other Parties to this Agreement, shall constitute a waiver of such Party’s right to enforce any provision of or right under this Agreement or to take action with regard to a breach or default or any subsequent breach or default by the other Parties.
     8.10 Severability. If any provision of this Agreement is inoperative or unenforceable for any reason, this shall not render the provision inoperative or unenforceable in any other case, circumstance or jurisdiction, or render any other provision invalid, inoperative, or unenforceable, so long as this Agreement, taken as a whole, still expresses the Parties’ material intent. The invalidity of any one or more phrases, sentences, clauses, Sections or Subsections of this Agreement shall not affect the remaining parts of this Agreement or the validity of that phrase, sentence, clause, Section or Subsection in any other jurisdiction.
     8.11 Tax Matters. Buyer and the Selling Parties acknowledge that the purchase of the Purchased Interests at the Closing represents a purchase of 50% or more of the total interests in the Company’s capital from the Selling Members and thus shall terminate Company for U.S. federal income tax purposes under Section 708 of the Code, and Buyer and the Selling Parties will (and will cause Company to) report the Transactions on all relevant Tax Returns in a manner consistent with such treatment. All items of income, gain, loss, deduction and credit of Company shall be apportioned for federal, State and local Tax purposes on the basis of an interim closing of the books as of the Closing. Buyer and the Selling Parties will, and will cause their respective Affiliates (including Company) to, prepare all relevant Tax Returns in a manner consistent with this Section 8.11, and will not, and will not permit their respective Affiliates (including Company) to, maintain any Tax position in connection with a government audit or other dispute or inquiry with respect to Taxes that is inconsistent with this Section 8.11.
     8.12 Sellers’ Representative. The Selling Parties hereby appoint Mr. Wood (the “Sellers’ Representative”) as attorney-in-fact, authorizing it to act on their behalf to supervise the Closing, to execute and deliver any instruments of transfer or other documents required of Selling Parties and receive documents required of Buyer at the Closing, to give and receive notices for the Selling Parties pursuant to Section 8.2 above, to receive and distribute the Purchase Price payable hereunder, to take any other action required or permitted by this Agreement, and to administer all other matters related to this Agreement, as contemplated by this Agreement. The Selling Parties hereby confirm all actions that Sellers’ Representative shall do or cause to be done by virtue of its appointment as Sellers’ Representative of the Selling Parties. Sellers’ Representative shall act for the Selling Parties on all of the matters set forth in this Agreement in the manner Sellers’ Representative believes to be in the best interest of the Selling Parties and consistent with the obligations under this Agreement, but Sellers’ Representative shall not be responsible to the Selling Parties for any Losses the Selling Parties may suffer by the performance of its duties under this Agreement, other than Losses arising from the willful misconduct or gross negligence in the performance of its duties under this Agreement. The Selling Parties agree jointly and severally to indemnify, defend and hold harmless Sellers’ Representative and its officers, directors, members, employees and representatives from and against any and all Losses that may be incurred by any of them arising out of or in connection with its appointment as Sellers’ Representative under this Agreement (except such as may result from Sellers’ Representative willful misconduct or gross negligence in the performance of its duties under this Agreement), including the legal costs of defending itself against any claim or Liability in connection with its performance under this Agreement and all other documents and agreements executed and delivered by Sellers’ Representative in connection with this Agreement. Sellers’ Representative, each Selling Party and Buyer expressly acknowledge that Sellers’ Representative shall have no authority or responsibility to act on behalf of any Selling Party in connection with any claim, action or proceeding initiated against such Selling Party pursuant to a breach by such Selling Party of such Selling Party’s individual representations, warranties or covenants hereunder.
     8.13 Limitation on Damages. Notwithstanding any provision of this Agreement, no Party shall be liable for any consequential damages, including loss of revenue, income or profits, loss in value of assets or securities, punitive, speculative, treble, remote, special or indirect damages, or loss of business reputation or opportunity relating to the breach of this Agreement, including, for any claim based upon any multiplier of Company’s earnings before interest, tax, depreciation or amortization, or any similar valuation metric.
     8.14 Assignment; Successors. Except as contemplated herein, without the prior written consent of the other Parties hereto, no Party to this Agreement may assign or delegate (by operation of law or otherwise) this Agreement, or any of its, his or her rights, interests, duties or obligations under this Agreement, to any other Person. Notwithstanding the foregoing, Buyer may assign or delegate (by operation of law or otherwise) this Agreement, and its rights, interests, duties or obligations under this Agreement, to an Affiliate of Buyer; provided that any such assignment or delegation shall not relieve Buyer of its obligations and responsibilities under this Agreement unless the other Parties otherwise agree in writing. Except as specifically provided in this Agreement, no change in ownership of any Party shall affect a Party’s rights, interests, duties or obligations under this Agreement.
ARTICLE IX
DEFINITIONS
     9.1 Definition of Certain Terms. The terms defined in this Section 9.1 have the defined meanings indicated below in this Agreement.
     Accounting Firm: a firm of certified public accountants of national standing.
     Acquisition Proposal: defined in Section 4.1.4(a).

     Adverse Claims has the meaning set forth in Section 8-102(a)(1) of the Uniform Commercial Code of the State of New York.
     Advisers Act: the Investment Advisers Act of 1940, as amended from time to time, and the rules and regulations of the SEC promulgated under it.
     Affiliate: of a Person means a Person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with, the first Person, including a Subsidiary of the first Person, a Person of which the first Person is a Subsidiary, or another Subsidiary of a Person of which the first Person is also a Subsidiary, except that no Mutual Fund is an Affiliate of Company. “Control” (and “controlled by” and “under common control with”) means possessing, directly or indirectly, the power to direct or cause the direction of a Person’s management or policies, through owning voting securities, by contract or credit arrangement, as trustee or executor, or otherwise.
     Affiliated Person: with respect to any Person, an “affiliated person” of such Person as such term is defined in Section 2(a)(3) of the Investment Company Act.
     Agreement: this Sale and Purchase Agreement, including its Schedules and Exhibits (which by this reference are incorporated into and made part of this Agreement), as amended.
     AIMR Compliant: defined in Section 3.1.28(b).
     Anniversary Date: the Second Anniversary Date or the Fourth Anniversary Date, as applicable.
     Anniversary Year: as applicable, (i) the year beginning on the day after the Closing Date and ending on the First Anniversary Date, (ii) the year beginning on the day after the First Anniversary Date and ending on the Second Anniversary Date, or (iii) the year beginning on the day after the Second Anniversary Date and ending on the Third Anniversary Date.
     Applicable Law: all provisions applying to a Person or its property of:
     (i) constitutions, treaties, statutes, laws (including the common law), rules, regulations, ordinances, decisions, releases, interpretations, codes or orders of a Governmental Authority (including the SEC) having jurisdiction over the Person;
     (ii) Governmental Approvals;
     (iii) orders, decisions, injunctions, judgments, stipulations, awards and decrees of or agreements with a Governmental Authority having jurisdiction over the Person; and
     (iv) Applicable Securities Law.
     Applicable Non-Compete Period: means:

          (b) With respect to the covenants contained in Sections 4.5.3(a)(iii) and 4.5.3(b); a period of six years from and after the Closing Date for all Non-Compete Parties;
          (c) With respect to the covenants contained in Sections 4.5.3(a)(i), (ii), (iv) and (v), for all Non-Compete Parties, a period beginning on the Closing Date and ending on the date which is two years after the date on which the last Earn Out Payment or Revenue Bonus that may become due pursuant to Sections 2.3 or 2.4 is paid (or would have been paid but for a dispute with respect to the amount of any Contingent Payment to Section 2.5(c)).
     Applicable Securities Law: the Advisers Act, the Investment Company Act, the Exchange Act, the Securities Act, ERISA, applicable securities laws of the United Kingdom, AIM rules, applicable state blue sky laws and securities regulations and the other Applicable Laws relating to securities, commodities, broker-dealers, investment companies, investment advisers or employee benefits.
     Associated Person: of a Person means:
     (i) his or her Affiliate;
     (ii) his or her immediate family member;
     (iii) an Affiliate of his or her immediate family member; and
     (iv) a trust which is solely or primarily for the benefit of that Person or his or her Associated Persons.
     AUM: at any time, assets of any Client or attributable to the Business that at such time are under management by Company, or its successor, as adviser or sub advisor, and with respect to which Company, or its successors, is entitled to receive investment management and/or investment advisory fees (including subadvisory fees).
     Base Date: as defined in Section 3.1.16(a).
     Benefit Transition Date: defined in Section 4.3.1(d)(ii).
     Business: defined in the recitals of this Agreement, and includes the Company Products.
     Business Day: any day (other than Saturday or Sunday) on which the New York Stock Exchange is open for business.
     Buyer: defined in the first paragraph of this Agreement.
     Buyer Claims (Maximum Amount Capped): any action or claim for Losses brought or asserted resulting from, relating to or arising out of (i) an Indemnifiable Liability for monetary fines or penalties payable to a Governmental Authority, or (ii) an Indemnifiable Liability involving or associated with (A) allegations by an Employee or former Employee of Company of sex, age, race, religious, ethnic, sexual orientation, gender, body form, disability, pregnancy or other discrimination, (B) any Employee dismissal, or (C) a dispute with an Employee or former Employee of Company regarding compensation.
     Buyer Common Stock: defined in Section 2.2.
     Buyer Dollar One Claims (Subject to Purchase Price Cap): any action or claim for Losses brought or asserted resulting from, relating to or arising out of:
     (i) any Indemnifiable Liability (including Tax Claims, ERISA Matter Claims, fraud and willful breach), except to the extent the Indemnifiable Liability is included in Buyer Claims (Maximum Amount Capped);
     (ii) any breach by any Selling Party of any covenant or other obligation to bear transaction costs and expenses contained in this Agreement; or
     (iii) any breach of the representations and warranties in Sections 3.1.1(a) and (b) (organization; authority), 3.1.2 (Interests), 3.1.4(a) (no conflicts with organizational documents), 3.1.5 (ownership of Company assets), 3.2.1(a) and (b) (organization; authority), 3.2.2 (equity interests), 3.2.3(a) (no conflicts with organizational documents).
     Buyer Indemnitees: defined in Section 7.1.
     Buyer Material Adverse Effect: any change, effect, circumstance, development, event, occurrence or state of facts that, individually or in the aggregate, (a) is or could reasonably be expected to be materially adverse to the business, properties or assets of Buyer and its Subsidiaries, taken as a whole, or (b) that does or could reasonably be expected to materially impair the ability of Buyer to perform its obligations hereunder. However, a “Buyer Material Adverse Effect” does not include a change, effect, circumstance, development, event, occurrence or state of facts caused by a change in:
     (iv) economic conditions affecting the United States economy as a whole, or
     (v) the general financial market conditions in the United States (including changes in interest rates or prices of securities generally), or
     (vi) Applicable Law which change is applicable generally to investment advisers registered under the Advisers Act, in each case, which affects companies in the same sector in a similar fashion and does not affect Buyer, its business and its Subsidiaries, taken as a whole, disproportionately compared with such other companies.
     Buyer’s Knowledge: the actual knowledge, after commercially reasonable inquiry, of Buyer.

     CFA Institute Guidelines: any guideline, code of ethics, rule or other standard sponsored or promulgated by the CFA Institute (formerly the Association of Investment Management and Research (AIMR), including the Global Investment Performance Standards, and any amendments or changes thereto.
     Charter Documents: collectively, (i) the Bylaws of the Company and (ii) the Consent of Board of Directors.
     Clients: Company’s investment management, advisory or subadvisory clients (including SMA Account clients, the ERISA Clients and other Company Products). Without limiting the foregoing, “Client” shall also include wrap program sponsors and any other Person considered to be a “client” of Company as that term is defined in the Advisers Act.
     Claim: defined in Section 4.5.9.
     Closing: defined in Section 1.2.
     Closing Date: defined in Section 1.2.
     Code: the Internal Revenue Code of 1986, as amended from time to time, and the rules and regulations of the IRS promulgated thereunder.
     Company: defined in the first paragraph of this Agreement.
     Company Indemnitees: defined in Section 7.2.
     Company Material Adverse Effect: any change, effect, circumstance, development, event, occurrence or state of facts that, individually or in the aggregate, (a) is or could reasonably be expected to be, materially adverse to the Business or Company, or its properties or assets or (b) that does or could reasonably be expected to materially impair the ability of Company or any Selling Party to perform its obligations hereunder. However, a “Company Material Adverse Effect” does not include a change, effect, circumstance, development, event, occurrence or state of facts caused by a change in:
     (vii) economic conditions affecting the United States economy as a whole, or
     (viii) the general financial market conditions in the United States (including changes in interest rates or prices of securities generally), or
     (ix) Applicable Law which change is applicable generally to investment advisers registered under the Advisers Act, in each case, which affects companies in the same sector in a similar fashion and does not affect Company or the Business, taken as a whole, disproportionately compared with such other companies.

     Company Products: the SMA Accounts to which Company provides investment advisory or sub-advisory services, as of an applicable determination date.
     Company Real Property: defined in Section 3.1.25.
     Company’s Knowledge: the actual knowledge, after commercially reasonable inquiry, of Mr. Wood and the Company’s Chief Compliance Officer.
     Company’s Regulatory Filings: defined in Section 3.1.15(b).
     Competing Business: defined in Section 4.5.3(a)(iv).
     Confidential Information: defined in Section 4.5.1.
     Consent: any consent, approval, authorization, waiver, permit, grant, franchise, concession, agreement, license, exemption or order of, registration, certificate, declaration or filing with, or report or notice to, a Person, including any Governmental Authority (which, with respect to Investment Advisory Contracts, shall be solicited and obtained in accordance with Sections 4.1.5(b) and 5.2.9).
     Consenting Client: Clients from which Company has received Consent (or is deemed to have received Consent) to the Transactions in accordance with Section 4.1.5 (including Implied Consent Clients and new Clients of Company between the date of this Agreement and the Closing Date which have granted their Consent in accordance with Section 4.1.5 or which signed an Investment Advisory Contract containing the required Consent) which Consent has not been withdrawn or modified as of the Closing Date.
     Contracts: defined in Section 3.1.13.
     Covered Persons: defined in Section 4.3.4.
     Current Assets: current assets of Company determined in accordance with GAAP.
     Current Liabilities: accounts payable and accrued expenses of Company determined in accordance with GAAP, including, without limitation, any costs and expenses associated with negotiating, executing or performing (pre-Closing) under this Agreement or otherwise with the Transactions (including legal and accounting fees and expenses).
     Deductible Amount: defined in section 7.4(a)(ii)
     Designated Accounting Firm: defined in Section 2.4(d)(i).
     Designated Field: defined in Section 4.5.3(a).
     D&O Insurance: defined in Section 4.3.4.
     DOL: the United States Department of Labor.
     Earn Out Payment: defined in Section 2.3.

     Employee: an employee or consultant.
     Employment Agreement: the employment agreement between Company, on the one hand, and Gary Walter Wood, on the other hand, entered into on or before the date of this Agreement substantially in the form of Exhibit M.
     Environmental Law: an Applicable Law regulating or relating to human health or safety or the protection of natural resources or the environment (including Applicable Laws relating to pollution, contamination or the handling, release or disposal of Hazardous Substances).
     ERISA: the Employee Retirement Income Security Act of 1974, as amended from time to time, and the rules and regulations of the DOL and the IRS promulgated under it.
     ERISA Client: defined in Section 3.1.8(b)(i).
     ERISA Matter Claim: any action or claim for Losses resulting from, relating to or arising out of (a) a breach of Section 3.1.8 (ERISA matters), or (b) ERISA or any Plan resulting from, relating to or arising out of any action, inaction or event that occurred prior to the Closing.
     Exchange Act: the Securities Exchange Act of 1934, as amended from time to time, and the rules and regulations of the SEC promulgated under it.
     Existing Charter: the Articles of Incorporation of the Company, dated March 23, 1994, as amended by Articles of Amendment to Articles of Incorporation dated November 5, 2002.
     Expiration Date: defined in Section 7.7(a)
     Financial Statements: defined in Section 3.1.11(a).
     First Revenue Bonus Date: defined in Section 2.4(a).
     First Revenue Bonus Payment: defined in Section 2.4(a).
     Fourth Anniversary Date: the date that is four years after the Closing Date.
     Fourth Anniversary Payment: a payment of:
          (A) a cash payment of $1,000,000, and
          (B) a number of shares of common stock of Buyer equal to $1,000,000, as valued on the day preceeding such payment;
provided that if at such time the Company’s, or its successor’s, AUM is less than $1.5 billion then the aggregate amount of the payments due under Section 2.3(a) and hereunder shall be reduced by the same percentage that the assets under management are less than $1.5 billion.
     GAAP: U.S. generally accepted accounting principles, consistently applied.

     Governmental Approval: a Consent of, with or to a Governmental Authority (including the expiration of any waiting or other time period required to pass before governmental Consent or acquiescence may be assumed or relied on).
     Governmental Authority: a nation or government, a state or other political subdivision of it, an entity, authority or other body exercising executive, legislative, judicial, regulatory or administrative functions of or relating to government (including a government authority, agency, department, board, commission or instrumentality of the United States or any State of the United States, or political subdivision thereof, or a tribunal), an arbitrator of competent jurisdiction or a self-regulatory organization (as such term is defined in the Exchange Act).
     Hazardous Substances: means substances, materials, chemicals, compounds, products, pollutants or contaminants that:
     (x) are or contain asbestos, urea formaldehyde foam insulation, polychlorinated biphenyls, petroleum, petroleum products or petroleum-derived substances or wastes, radon gas or related materials;
     (xi) require remedial action or preventative action (including performing studies, monitoring or testing) under an Environmental Law, or are defined, listed or identified as a “hazardous waste” or “hazardous substance” or words of similar import under an Environmental Law; or
     (xii) are toxic, explosive, corrosive, flammable, infectious, radioactive, carcinogenic, mutagenic, or otherwise hazardous and are regulated by any Governmental Authority or Environmental Law.
     Implied Consent Client: defined in Section 4.1.5(b)(ii).
     Indebtedness: indebtedness for borrowed money, amounts owing for asset acquisitions (except current trade payables incurred in the ordinary course of business consistent with past practice), guarantees of third parties’ obligations, obligations evidenced by a note, bond, debenture, letter of credit, draft or similar instrument, and similar obligations.
     Indemnifiable Liability: any Losses that any Buyer Indemnitee becomes subject to, or shall incur or suffer, resulting from, relating to or arising out of any action, inaction or event that occurred prior to the Closing: (i) which is a Tax Claim or an ERISA Matter Claim, (ii) for monetary fines or penalties payable to a Governmental Authority; (iii) any Liabilities resulting from, relating to or arising out of any action or claim involving or associated with allegations of sex, age, race, religious, ethnic, sexual orientation, gender, body form, disability, pregnancy or other discrimination, any Employee dismissal, or any dispute with an Employee or former Employee of Company compensation; (iv) constituting fraud by any Selling Party or by Company and (v) constituting a willful breach by any Selling Party, or by Company, of any covenant or other obligation contained in this Agreement.
     Indemnified Party: defined in Section 7.3.
     Indemnifying Party: defined in Section 7.3(i).

     Intellectual Property:
     (xiii) registered and unregistered United States and foreign trademarks, service marks, trade names, trade dress, copyrights, Internet domain names, web sites, email addresses, telephone numbers (including 800/888 or similar numbers) and similar rights (including registrations and applications to register, or renew the registration of, any of these);
     (xiv) United States and foreign letters patent and patent applications;
     (xv) inventions, processes, designs, formulae, trade secrets, know-how, and confidential information;
     (xvi) computer software, data and documentation;
     (xvii) other proprietary information or intellectual property rights;
     (xviii) all rights to sue for and remedies against past, present and future infringements of any of the above, and rights of priority and protection of interests in any of the above under Applicable Law;
     (xix) tangible embodiments of any of the above (in any medium including electronic media); and
     (xx) licenses of any of the above (whether as licensee or licensor).
     Interests: defined in the recitals to this Agreement.
     Inventions: defined in Section 4.1.9(a).
     Investment Advisory Contracts: defined in Section 3.1.13(i).
     Investment Company Act: the Investment Company Act of 1940, as amended, and the rules and regulations of the SEC promulgated under it.
     IRS: the United States Internal Revenue Service or any successor.
     Liability: any claim, debt, cost, expense, duty, loss, fine, demand, royalty, fee, deficiency, or obligation or other liability of any kind whatsoever, whether absolute, contingent, accrued, fixed, conditional, known or unknown, determined or determinable, due or to become due, or otherwise.
     Lien: a mortgage, pledge, hypothecation, right of others, claim, security interest, encumbrance, title defect, title retention agreement, voting trust agreement, interest, equity, option, lien, charge, restriction on transfer or assignment, or other restriction or limitation of any nature.

     Litigation: any action, cause of action, claim, demand, suit, proceeding, citation, summons, subpoena, audit, inquiry or investigation of any nature, civil, criminal, regulatory or otherwise, in law or in equity, by or before any Governmental Authority.
     Litigation Claim: any action or claim for Losses resulting from, relating to or arising out of (a) a breach of Sections 3.1.8 (Company litigation), 3.2.6 (Selling Party litigation), or (b) any Litigation against Company, any Selling Party or the Business resulting from, relating to or arising out of any action, inaction or event that occurred prior to the Closing that is not otherwise recoverable by Buyer under this Agreement.
     Losses: defined in Section 7.1.
     Maximum Amount: defined in Section 7.4(b)(i).
     Interests: defined in the recitals of this Agreement.
     Minimum Claim Amount: defined in Section 7.4(a)(i)
     Mr. Wood: Mr. Gary Walter Wood
     Net Investment Advisory Revenue: the gross investment advisory fee revenue (including performance fees) earned by Company, or its successors, during an applicable year, less (i) advisory fee waivers on Company Products and other assets managed by Company, or its successors, during such year to the extent such fees are included in investment advisory fee revenue and are not repaid to Company, or its successors, (it being understood that any such amounts that are repaid in a subsequent year shall be deemed to be investment advisory fee revenue in such year).
     Non-Compete Parties: Selling Parties.
     Original Members: the Parties identified as Original Members on Exhibit A hereto.
     Party: a party to this Agreement, including the Selling Parties, Company and Buyer.
     Permitted Activities: (a) investment advisory services provided to members of a Non-Compete Party’s family (including trusts of which they are the sole beneficiaries) for which no advisory fee is paid; (b) acting as trustee for trusts, and providing investment advisory services to not-for-profit clients for which no advisory fee is paid; (c) charitable and non-profit endeavors and teaching positions and writing and publishing books and/or journal articles; and (d) attending conferences and participating in panel discussions on investment advisory services.
     Permitted Liens: defined in Section 3.1.5.
     Person: a natural person, firm, partnership, association, corporation, company, limited liability company, trust, business trust, Governmental Authority or other entity.
     Plan: defined in Section 3.1.8(a)(i).

     Plan Client: defined in Section 3.1.8(b)(i).
     Policies: defined in Section 3.1.21(a).
     Pro Rata Share: means for purposes of the payment of the Closing Date Amount:
     (xxi) with respect to Gary Wood, 77%;
     (xxii) with respect to Patricia Woodruff, 5%;
     (xxiii) with respect to Melissa Wood 5%;
     (xxiv) with respect to Andrea Wood 5%;
     (xxv) with respect to Jansen Hasbrouck Wood 5%;
     (xxvi) with respect to Harald Hvideberg 1%;
     (xxvii) with respect to Mark Troy 1%; and
     (xxviii) with respect to Bert Carter 1%.
     Purchased Equity: defined in the recitals of this Agreement.
     Purchased Interests: defined in the recitals of this Agreement.
     Purchase Price: an aggregate amount equal to the Closing Date Amount as defined in Section 2.2.
     Purchase Price Cap: defined in Section 7.4(b)(ii)
     Rights: warrants, options, rights, including stock or limited liability company appreciation rights and preemptive rights, convertible securities, convertible debt and other agreements, commitments, arrangements, obligations, duties or rights, which obligate an entity to issue or dispose of any of its capital stock or other ownership interests.
     Released Parties: defined in Section 4.5.9
     Releasor Persons: defined in Section 4.5.9
     Revenue Bonus: defined in Section 2.4.
     Schedule Update: defined in Section 4.4.2.
     SEC: the United States Securities and Exchange Commission or any successor.
     Second Anniversary Date: the date that is two years after the Closing Date.
     Second Anniversary Payment: an amount equal to:

          (A) a cash payment of $1,000,000, and
          (B) a number of shares of common stock of Buyer equal to $1,000,000, as valued on the day proceeding such payment, provided that if at such time the Company’s, or its successor’s, AUM is less than $1.5 billion then the aggregate amount of the payments due under Section 2.3(a) shall be reduced by the same percentage that the assets under management are less than $1.5 billion.
     Second Revenue Bonus Date: defined in Section 2.4(b).
     Second Revenue Bonus Payment: defined in Section 2.4(b).
     Securities Act: the Securities Act of 1933, as amended from time to time, and the rules and regulations of the SEC promulgated under it.
     Sellers’ Representative: defined in Section 8.12.
     Seller Transaction Expenses: means, as at any relevant time, all outstanding expenses of the Company incurred in connection with the Transactions, including, without limitation, director and officer insurance, all professional fees (including legal and accounting fees and expenses and any employee bonuses that the Company pays at the Closing.
     Selling Members: defined in the recitals to this Agreement.
     Selling Parties: defined in the first paragraph of this Agreement.
     Selling Party Claims: any action or claim brought or asserted resulting from, relating to or arising out of (i) any breach by Buyer of any covenant or other obligation to bear transaction costs and expenses contained in this Agreement, (ii) any breach of the representations and warranties in Sections 3.4.1(a) and (b) (organization; authority), or 3.4.2 (no conflicts with organizational documents, (iii) any fraud by Buyer, or (iv) any willful breach by Buyer of any covenant or other obligations contained in this Agreement.
     Selling Party Material Adverse Effect: with respect to any Selling Party, any change, effect, circumstance, development, event, occurrence or state of facts that, individually or in the aggregate, (a) is or could reasonably be expected to be materially adverse to such Selling Party, or (b) that does or could be reasonably expected to materially impair the ability of such Selling Party to perform its obligations hereunder. However, a “Selling Party Material Adverse Effect” does not include a change, effect, circumstance, development, event, occurrence or state of facts caused by a change in (i) economic conditions affecting the United States economy as a whole, or (ii) the general financial market conditions in the United States (including changes in interest rates or prices of securities generally), in each case, which affects companies in the same sector, or similarly situated individuals, in a similar fashion and does not affect such Selling Party, or the Business, taken as a whole, disproportionately compared with such other companies or individuals.

     Selling Party’s Knowledge: the actual knowledge, after commercially reasonable inquiry, of the Selling Party (or Selling Parties) in question.
     SMA Account: a wrap fee account, separately managed account or other investment account advised or subadvised by Company.
     Specified Welfare Plans: defined in Section 4.3.1(d)(ii).
     State: a state of the United States, the District of Columbia, the Commonwealth of Puerto Rico or a possession or territory of the United States.
     Subsidiary: a corporation or other Person in which a Person owns or controls, directly or indirectly, capital stock or other equity interests representing more than 50% of the outstanding voting stock or other equity interests.
     Survival Period Cut-Off Date: defined in Section 8.15(a).
     Tax Claim: any action or claim for Losses resulting from, relating to or arising out of (a) a breach of Sections 3.1.10 (taxes) or 3.3.7 (taxes) or (b) any Taxes asserted or assessed against, or payable by, Company in respect of any full or partial Tax period ending on or before the Closing Date, in each case net of any refunds of Taxes received by or credited to the account of the Company after the Closing Date in respect of such a period (whether before or after the date of imposition or assessment of Taxes described in this clause (b) to the extent such refunds have not already been taken into account to mitigate the amount of Losses hereunder).
     Tax Return: a report, return, statement or other written information required to be supplied to any Governmental Authority in connection with Taxes.
     Taxes: taxes, levies or other like assessments, charges or fees (including estimated taxes, charges and fees), including income, corporation, add-on minimum, ad valorem, advance corporation, gross receipts, transfer, excise, property, sales, use, value-added, profits, windfall profits, property, license, payroll, employment, severance, withholding, social security and franchise or other governmental taxes, or customs, duties or similar fees, assessments or charges of any kind whatsoever, imposed or assessed by the United States or any state, local or foreign government or subdivision or agency of any of them, and also including interest and penalties attributable to any of these, and additions to them.
     Transactions: the transactions contemplated by this Agreement and by any documents delivered in connection with this Agreement.
     Units: has the meaning set forth in the Existing Charter.
     Violation of Law Claim: any action or claim for Losses resulting from, relating to or arising out of (a) a breach of Sections 3.1.19 (compliance with laws), or 3.2.7 (compliance with laws), 3.3.9 (compliance with laws), or (b) any violation of Applicable Law by Company, any Selling Party or the Business resulting from, relating to or arising out of any action, inaction or event that occurred prior to the Closing that is not otherwise recoverable by Buyer under this Agreement.

     9.2 Other. In this Agreement, references to “including” or “include” or “includes” are deemed to be followed by “without limitation” and, unless the context clearly requires otherwise, the word “or” shall be deemed to mean “and/or”.
[Signature Page Follows]

     IN WITNESS WHEREOF, the Parties have duly executed this Agreement as of the date first above written.

TITANIUM ASSET MANAGEMENT CORP.
By:	/s/ John Sauickie
	Name:	John Sauickie
	Title:	Chief Executive Officer

WOOD ASSET MANAGEMENT INC.
By:	/s/ Gary Wood
	Name:	Gary Walter Wood
	Title:	Chief Executive Officer

/s/ Gary Wood
Gary Walter Wood

/s/ Patricia Kerry Woodruff
Patricia Kerry Woodruff

/s/ Melissa Wood
Melissa Diedre Wood

/s/ Andrea C. Wood
Andrea Clair Wood

/s/ Jansen Wood
Jansen Hasbrouck Wood

/s/ Harald Hvideberg
Harald Hvideberg

/s/ Mark Troy
Mark Troy

/s/ Bert Carter
Bert Carter

[Signature Page to Sale and Purchase Agreement]

Exhibit A
Owners of Capital Stock as of the Date of this Agreement and the Closing Date

Exhibit B
Form of Client Consent (Written Consent Required)

Exhibit C
Form of Client Consent (Implied Consent Clients)

Exhibit D
Form of Wrap Sponsor Consent

Exhibit E
Form of Lock-in Deed

Exhibit F
Certain Employee-Related Information

Exhibit G
Consent of Board of Directors

Exhibit H
Form of Company’s Counsel Legal Opinion

Exhibit I
Form of Section 1445(a) Certificate

Exhibit J
Form of Section 1445(a) Certificate

Exhibit K
Form of Release

Exhibit L
Form of Buyer’s Counsel Opinion

Exhibit M
Form of Employment Agreement